UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes	No	x

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes	No	x

Quarterly Financial Information

[105000] Management commentary	2
[110000] General information about financial statements	11
[210000] Statement of financial position, current/non-current	13
[310000] Statement of comprehensive income, profit or loss, by function of expense	15
[410000] Statement of comprehensive income, OCI components presented net of tax	16
[520000] Statement of cash flows, indirect method	18
[610000] Statement of changes in equity - Year Current	20
[610000] Statement of changes in equity - Year Previous	23
[700000] Informative data about the Statement of financial position	26
[700002] Informative data about the Income statement	27
[700003] Informative data - Income statement for 12 months	28
[800001] Breakdown of credits	29
[800003] Annex - Monetary foreign currency position	31
[800005] Annex - Distribution of income by product	32
[800007] Annex - Financial derivate instruments	33
[800100] Notes - Subclassifications of assets, liabilities and equities	39
[800200] Notes - Analysis of income and expense	43
[800500] Notes - List of notes	44
[800600] Notes - List of accounting policies	45
[813000] Notes - Interim financial reporting	46

[105000] Management commentary

Management commentary

Mexico City, October 27, 2016 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or the “Company”), today announced results for the third-quarter 2016. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the quarters ended September 30, 2016 and 2015, in millions of Mexican pesos, as well as the percentage that each line represents of net sales and the percentage change when comparing 2016 with 2015:

	3Q’16	Margin %	3Q’15	Margin %	Change %
Net sales	23,722.3	100.0	22,255.6	100.0	6.6
Net income	1,380.5	5.8	6,785.7	30.5	(79.7)
Net income attributable to stockholders of the Company	1,062.1	4.5	6,545.8	29.4	(83.8)

Segment net sales	24,563.0	100.0	22,823.1	100.0	7.6
Operating segment income (1)	9,979.1	40.6	9,585.7	42.0	4.1

(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net sales increased by 6.6% to Ps.23,722.3 million in the third-quarter 2016 compared with Ps.22,255.6 million in the third-quarter 2015. This increase was attributable to strong growth in our Sky and Cable segments. Operating segment income increased by 4.1%, reaching Ps.9,979.1 million with a margin of 40.6%.

Net income attributable to stockholders of the Company decreased to Ps.1,062.1 million in third-quarter 2016 compared with Ps.6,545.8 million in third-quarter 2015. The net decrease of Ps.5,483.7 million reflected (i) a Ps.7,979.2 million unfavorable change in finance income or expense, net due primarily to the absence of other finance income in connection with our exchange in July 2015 of Convertible Debentures issued by Univision Holdings, Inc. or “UHI”, the controlling company of Univision Communications Inc. or “Univision”, for Warrants that are exercisable for UHI’s common stock; (ii) a Ps.441.7  million increase in depreciation and amortization; (iii) a Ps.127.7 million increase in other expense, net; and (iv) a Ps.78.5 million increase in net income attributable to non-controlling interests.

These unfavorable variances were partially offset by (i) a Ps.2,366.2 million decrease in income taxes; (ii) a Ps.405.5 million favorable change in share of income or loss of associates and joint ventures, net; and (iii) a Ps.371.7  million increase in operating income before depreciation and amortization and other expense, net.

Disclosure of nature of business

Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands, and television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa's audiovisual content is distributed through Univision Communications Inc. ("Univision") the leading media company serving the Hispanic market. Univision broadcasts Televisa's audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity and warrants which upon their exercise and subject to any necessary approval from the Federal Communications Commission of the United States would represent approximately 36% on a fully-diluted, as-converted basis of the equity capital in Univision Holdings Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

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Disclosure of management's objectives and its strategies for meeting those objectives

We intend to leverage our position as a leading media company in the Spanish-speaking world to continue expanding our business while maintaining profitability and financial discipline. We intend to do so by maintaining our leading position in the Mexican television market, by continuing to produce high quality programming and by improving our sales and marketing efforts while maintaining high operating margins and expanding our cable business.

By leveraging all our business segments and capitalizing on their synergies to extract maximum value from our content and our distribution channels, we also intend to continue expanding our cable business, increasing our international programming sales worldwide and strengthening our position in the growing U.S.-Hispanic market. We also intend to continue developing and expanding Sky, our DTH platform, and our cable businesses. We will continue to strengthen our position and will continue making additional investments, which could be substantial in size, in the DTH and cable industry in accordance with the consolidation of the cable market in Mexico, and we will also continue developing our publishing business and maintain our efforts to become an important player in the gaming industry.

We intend to continue to expand our business by developing new business initiatives and/or through business acquisitions and investments in Mexico, the United States and elsewhere.

Disclosure of entity's most significant resources, risks and relationships

We expect to fund our operating cash needs during 2016, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2016 through available cash from operations, cash on hand and/or borrowings. The amount of borrowings required to fund these cash needs in 2016 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

The investing public should consider the risk described as follows, as well as the risks described in “Item 3. Key Information_Risk Factors” in the Company’s Annual Report on Form 20-F, which are not the only risks the Company faces. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.
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Risk Factors Related with Political Developments:

•	Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
•	Social Security Law
•	Federal Labor Law
•	Mexican tax laws
•	Elimination of the tax consolidation regime
•	Limitation of the deduction of non-taxable employee benefits
•	Increase to the border Value Added Tax rate
•	The amendment to the regulations of the General Health Law on advertising could materially affect our business, results of operations and financial condition
•	Mexican Securities Market Law
•	The operation of our business may be adversely affected if the Mexican government does not renew or revokes our broadcast or other concessions

Risk Factors Related to our Business:

•	Control of a stockholder
•	Measures for the prevention of the taking of control
•	Competition
•	The seasonal nature of our business
•	Loss of transmission or loss of the use of satellite transponders could cause a business interruption in Innova, which would adversely affect our net income
•	Any incidents affecting our network and information systems or other technologies could have an adverse impact on our business, reputation and results of operations
•	The results of operations of Univision Holdings, Inc. may affect our results of operations and the value of our investment in that Company
•	Uncertainty in global financial markets could adversely affect our financing costs and exposure to our customers and counterparties
•	Political events in Mexico could affect Mexican economic policy and our business, financial condition and results of operations

Disclosure of results of operations and prospects

The following table presents third-quarter consolidated results ended September 30, 2016 and 2015, for each of our business segments. Consolidated results for the third-quarter 2016 and 2015 are presented in millions of Mexican pesos.

Net Sales	3Q’16%		3Q’15%		Change %
Content	8,676.3	35.3	8,625.3	37.8	0.6
Sky	5,505.8	22.4	4,894.8	21.4	12.5
Cable	8,155.2	33.2	7,294.3	32.0	11.8
Other Businesses	2,225.7	9.1	2,008.7	8.8	10.8
Segment Net Sales	24,563.0	100.0	22,823.1	100.0	7.6
Intersegment Operations[1]	(840.7)		(567.5)		(48.1)
Net Sales	23,722.3		22,255.6		6.6

Operating Segment Income[2]	3Q’16	Margin %	3Q’15	Margin %	Change %
Content	3,642.6	42.0	4,021.7	46.6	(9.4)
Sky	2,534.1	46.0	2,332.2	47.6	8.7
Cable	3,443.3	42.2	2,973.4	40.8	15.8
Other Businesses	359.1	16.1	258.4	12.9	39.0
Operating Segment Income	9,979.1	40.6	9,585.7	42.0	4.1
Corporate Expenses	(518.0)	(2.1)	(496.3)	(2.2)	(4.4)
Depreciation and Amortization	(4,225.6)	(17.8)	(3,783.9)	(17.0)	(11.7)
Other Expense, net	(821.4)	(3.5)	(693.7)	(3.1)	(18.4)
Operating Income	4,414.1	18.6	4,611.8	20.7	(4.3)

1 For segment reporting purposes, intersegment operations are included in each of the segment operations.
2 Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.
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Content	Third-quarter sales increased by 0.6% to Ps.8,676.3 million compared with Ps.8,625.3 million in the third-quarter 2015.
	Millions of Mexican pesos	3Q’16%		3Q’15%		Change %
	Advertising	5,397.9	62.2	5,479.6	63.5	(1.5)
	Network Subscription Revenue	1,125.8	13.0	934.7	10.9	20.4
	Licensing and Syndication	2,152.6	24.8	2,211.0	25.6	(2.6)
	Net Sales	8,676.3	100.0	8,625.3	100.0	0.6

Advertising
Third-quarter Advertising revenue decreased by 1.5% to Ps.5,397.9 million compared with Ps.5,479.6 million in the third-quarter 2015. During the quarter we continued with our efforts to restructure our advertising sales business which consist, among other measures, on repricing our advertising inventory. For the first nine months of the year, advertising revenues decreased by 0.7% compared to a drop of 8.9% over the same period of time last year.

Network Subscription Revenue
Third-quarter Network Subscription Revenue increased by 20.4% to Ps.1,125.8 million compared with Ps.934.7 million in the third-quarter 2015. The growth was driven mainly by the sustained addition of pay-TV subscribers, both in Mexico and Latin America and by a positive translation effect on foreign-currency denominated revenues. During the third-quarter, Televisa continued to produce and transmit several of the leading pay-TV networks in Mexico in key categories, including general entertainment, music and lifestyle, and movies.

Licensing and Syndication
Third-quarter Licensing and Syndication revenue decreased by 2.6% to Ps.2,152.6 million compared with Ps.2,211.0 million in the third-quarter 2015. Third-quarter royalties from Univision decreased by 10.5% to US$80.2 million in the third-quarter 2016 from US$89.6 million in the third-quarter 2015. The decline in royalties from Univision is explained mainly by (i) the transmission by Univision of the soccer tournament Gold Cup in third-quarter 2015, and its absence in third-quarter 2016; (ii) The Olympic Games, which captured a relevant portion of total advertising budgets in third-quarter 2016, and (iii) the recognition by Univision in third-quarter 2015 of incremental licensing dollars in connection with the final satisfaction of a licensing agreement.

During the quarter, our licensing agreement with Netflix expired and we decided not to renew it; as a result we are no longer receiving royalties from Netflix. These effects were partially offset by a positive translation effect on foreign-currency denominated revenues.

Third-quarter operating segment income decreased by 9.4% to Ps.3,642.6 million compared with Ps.4,021.7 million in the third-quarter 2015; the margin was 42.0%. The drop in the margin of 460 basis points from same quarter last year is mainly explained by higher costs related to the production of new shows and formats.

Sky
Third-quarter sales grew by 12.5% to Ps.5,505.8 million compared with Ps.4,894.8 million in the third-quarter 2015. The increase was driven by solid growth in the subscriber base in Mexico, which is explained by the continued success of Sky’s low-cost offerings. The number of net active subscribers increased by 123,064 during the quarter to 7,926,678 as of September 30, 2016, of which 205,541 are in Central America and the Dominican Republic, compared with 7,053,731 as of September 30, 2015.

Third-quarter operating segment income increased by 8.7% to Ps.2,534.1 million compared with Ps.2,332.2 million in the third-quarter 2015, and the margin was 46.0%. The decline in the margin of 160 basis points from same quarter last year is mainly explained by higher programming costs mostly as a result of the depreciation of the Mexican peso, as well as higher marketing expenses and expenses related to Sky’s Central America operation. This effect was partially offset by lower satellite maintenance costs.

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Cable
Third-quarter sales increased by 11.8% to Ps.8,155.2 million compared with Ps.7,294.3 million in the third-quarter 2015 driven by growth in most of our cable platforms. Voice and data revenue generating units, or RGUs, grew by 19.5% and 15.4% compared with the third-quarter 2015, respectively, and video RGUs grew by 7.4%.

	The following table sets forth the breakdown of RGUs per service type for our Cable segment as of September 30, 2016 and 2015.
	RGUs	3Q’16	3Q’15
	Video	4,240,935	3,948,428
	Broadband	3,346,060	2,900,771
	Voice	2,092,293	1,750,249
	Total RGUs	9,679,288	8,599,448

Third-quarter operating segment income increased by 15.8% to Ps.3,443.3 million compared with Ps.2,973.4 million in the third-quarter 2015, and the margin reached 42.2%, an increase of 140 basis points from the same quarter last year. These results reflect primarily (i) an increase in the revenues of our cable platforms; (ii) the results of a cost reduction plan; and (iii) lower maintenance costs and uncollectible accounts expenses.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our cable and network operations for the third-quarter 2016 and 2015.

Our cable operations include video, voice and data services provided by Cablevisión, Cablemás, TVI, Cablecom and Telecable. Our network operations include services offered by Bestel and the network operations of Cablecom.

	3Q’16 Millions of Mexican pesos	Cable Operations (1)	Network Operations (1)	Total Cable
	Revenue	6,932.7	1,518.6	8,155.2
	Operating Segment Income	2,988.0	547.5	3,443.3
	Margin	43.1%	36.1%	42.2%

(1) These results do not include consolidation adjustments of Ps.296.1 million in revenues nor Ps.92.2 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

	3Q’15 Millions of Mexican pesos	Cable Operations (2)	Network Operations (2)	Total Cable
	Revenue	6,182.4	1,340.3	7,294.3
	Operating Segment Income	2,505.4	548.6	2,973.4
	Margin	40.5%	40.9%	40.8%

(2) These results do not include consolidation adjustments of Ps.228.4 million in revenues nor Ps.80.6 million in Operating Segment Income, which are considered in the consolidated results of the Cable segment.

Other Businesses
Third-quarter sales increased by 10.8% to Ps.2,225.7 million compared with Ps.2,008.7 million in the third-quarter 2015. This increase is explained mainly by i) an increase in the revenues of our soccer business as a result of player related transactions; and ii) an increase in the revenues of our gaming business as a result of an increase in the number of electronic gaming machines. This effect was partially offset by a decrease in the revenues of our publishing and feature-film distribution businesses.

Third-quarter operating segment income increased by 39.0% to Ps.359.1 million compared with Ps.258.4 million in the third-quarter 2015, and the margin reached 16.1%. These results reflect a shift from operating segment loss to operating segment income in our publishing distribution business and our feature-film distribution business, as well as an increase in the operating segment income of our gaming, and soccer businesses. This effect was partially offset by an increase in the operating segment loss of our publishing business.

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Corporate Expense

Corporate expense increased by Ps.21.7 million, or 4.4%, to Ps.518.0 million in third-quarter 2016, from Ps.496.3 million in third-quarter 2015. The increase reflected primarily a higher share-based compensation expense.

Share-based compensation expense in third quarter 2016 and 2015 amounted to Ps.361.6 million and Ps.325.0 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.127.7 million, or 18.4%, to Ps.821.4 million in third-quarter 2016, from Ps.693.7 million in third-quarter 2015. This increase reflected primarily a loss on disposition of property and equipment as part of the network upgrades in our Cable segment operations, and costs incurred in connection with the cancellation of a contract for a new satellite in our Sky segment, as well as a higher expense related to legal and accounting advisory and professional services.

Finance Income or Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended September 30, 2016 and 2015.

	3Q’16	3Q’15	(Increase) Decrease
Interest expense	(2,263.6)	(1,557.4)	(706.2)
Interest income	407.4	130.5	276.9
Foreign exchange loss, net	(652.8)	(416.8)	(236.0)
Other finance (expense) income, net	(24.3)	7,289.6	(7,313.9)
Finance (expense) income, net	(2,533.3)	5,445.9	(7,979.2)

Finance income or expense, net, changed by Ps.7,979.2 million to a finance expense, net, of Ps.2,533.3 million in third-quarter 2016 from a finance income, net, of Ps.5,445.9 million in third-quarter 2015. This unfavorable change reflected primarily (i) a Ps.7,313.9 million decrease in other finance income, net, resulting primarily from the absence of other finance income in connection with our exchange in July 2015 of Convertible Debentures issued by UHI, the controlling company of Univision, for Warrants that are exercisable for UHI’s common stock, which included a cash amount of Ps.2,195.0 million (US$135.1 million) received from UHI for such exchange, and a Ps.4,718.2 million reclassification from accumulated other comprehensive income in consolidated equity in connection with a cumulative non-cash gain related to changes in fair value of such debentures; (ii) a Ps.706.2 million increase in interest expense, due primarily to a higher average principal amount of debt, finance lease obligations and other long-term notes payable in third-quarter 2016; and (iii) a Ps.236.0 million increase in foreign exchange loss resulting primarily from the depreciation of the Mexican peso against the U.S. dollar on a higher average net US dollar liability position in third-quarter 2016. These unfavorable variances were partially offset by a Ps.276.9 million increase in interest income explained primarily by a higher average amount of cash and cash equivalents and temporary investments in third-quarter 2016.

Share of Income or Loss of Associates and Joint Ventures, Net

Share of income or loss of associates and joint ventures, net, changed by Ps.405.5 million to a share of income of Ps.386.4 million in third-quarter 2016 from a share of loss of Ps.19.1 million in third-quarter 2015. This favorable change reflected mainly a higher share of income of UHI, the controlling company of Univision, as well as a higher share of income of Imagina Media Audiovisual, S.L. a communications company in Spain.

Income Taxes

Income taxes decreased by Ps.2,366.2 million to Ps.886.7 million in third-quarter 2016 compared with Ps.3,252.9 million in third-quarter 2015. This decrease reflected primarily a lower tax base, which was partially offset by a higher effective income tax rate.

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Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests increased by Ps.78.5 million, or 32.7%, to Ps.318.4 million in third-quarter 2016, compared with Ps.239.9 million in third-quarter 2015. This increase reflected primarily a higher portion of net income attributable to non-controlling interests in our Sky and Cable segments.

Financial position, liquidity and capital resources

Capital Expenditures and Investments

During the third-quarter 2016, we invested approximately US$382.0 million in property, plant and equipment as capital expenditures, including approximately US$247.2 million for our Cable segment, US$83.9 million for our Sky segment, and US$50.9 million for our Content and Other Businesses segments.

Debt, Finance Lease Obligations and Other Notes Payable

The following table sets forth our total consolidated debt, finance lease obligations and other notes payable as of September 30, 2016 and December 31, 2015. Amounts are stated in millions of Mexican pesos.

	Sep 30, 2016	Dec 31, 2015	Increase (decrease)
Current portion of long-term debt	799.5	2,979.8	(2,180.3)

Long-term debt, net of current portion	120,976.5	107,430.8	13,545.7

Total debt (1)	121,776.0	110,410.6	11,365.4

Current portion of long-term finance lease obligations	569.4	511.6	57.8

Long-term finance lease obligations, net of current portion	5,524.5	5,293.6	230.9

Total finance lease obligations	6,093.9	5,805.2	288.7

Current portion of other notes payable	1,193.4	-	1,193.4

Other notes payable, net of current portion	3,624.0	-	3,624.0

Total other notes payable (2)	4,817.4	-	4,817.4
(1) As of September 30, 2016 and December 31, 2015, total debt is presented net of finance costs in the amount of Ps.1,314.5 million and Ps.1,387.9 million, respectively, and does not include related accrued interest payable in the amount of Ps.1,665.9 million and Ps.1,184.2 million, respectively.
(2) In connection with the acquisition of a non-controlling interest in our Cable segment subsidiary, Televisión Internacional, S.A. de C.V.

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As of September 30, 2016, our consolidated net debt position (total debt, finance lease obligations and other notes payable, less cash and cash equivalents, temporary investments, and non-current held-to-maturity and available-for-sale investments) was Ps.73,742.9 million. The aggregate amount of non-current held-to-maturity and available-for-sale investments as of September 30, 2016, amounted to Ps.7,205.7 million.

Shares Outstanding

As of September 30, 2016 and December 31, 2015, our shares outstanding amounted to 341,478.4 million and 338,468.3 million shares, respectively, and our CPO equivalents outstanding amounted to 2,918.6 million and 2,892.9 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of September 30, 2016 and December 31, 2015, the GDS (Global Depositary Shares) equivalents outstanding amounted to 583.7 million and 578.6 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Internal control

Disclosure of critical performance measures and indicators that management uses to evaluate entity's performance against stated objectives

	3Q’16	Margin %	3Q’15	Margin %	Change %
Net sales	23,722.3	100.0	22,255.6	100.0	6.6
Net income	1,380.5	5.8	6,785.7	30.5	(79.7)
Net income attributable to stockholders of the Company	1,062.1	4.5	6,545.8	29.4	(83.8)

Segment net sales	24,563.0	100.0	22,823.1	100.0	7.6
Operating segment income (1)	9,979.1	40.6	9,585.7	42.0	4.1

Net Sales	3Q’16%		3Q’15%		Change %
Content	8,676.3	35.3	8,625.3	37.8	0.6
Sky	5,505.8	22.4	4,894.8	21.4	12.5
Cable	8,155.2	33.2	7,294.3	32.0	11.8
Other Businesses	2,225.7	9.1	2,008.7	8.8	10.8
Segment Net Sales	24,563.0	100.0	22,823.1	100.0	7.6
Intersegment Operations[1]	(840.7)		(567.5)		(48.1)
Net Sales	23,722.3		22,255.6		6.6

Operating Segment Income[2]	3Q’16	Margin %	3Q’15	Margin %	Change %
Content	3,642.6	42.0	4,021.7	46.6	(9.4)
Sky	2,534.1	46.0	2,332.2	47.6	8.7
Cable	3,443.3	42.2	2,973.4	40.8	15.8
Other Businesses	359.1	16.1	258.4	12.9	39.0
Operating Segment Income	9,979.1	40.6	9,585.7	42.0	4.1
Corporate Expenses	(518.0)	(2.1)	(496.3)	(2.2)	(4.4)
Depreciation and Amortization	(4,225.6)	(17.8)	(3,783.9)	(17.0)	(11.7)
Other Expense, net	(821.4)	(3.5)	(693.7)	(3.1)	(18.4)
Operating Income	4,414.1	18.6	4,611.8	20.7	(4.3)

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Disclaimer

This management commentary contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in these management commentary should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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[110000] General information about financial statements

Ticker:	TLEVISA
Period covered by financial statements:	2016-01-01 al 2016-09-30
Date of end of reporting period:	2016-09-30
Name of reporting entity or other means of identification:	TLEVISA
Description of presentation currency:	MXN
Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS
Consolidated:	Yes
Number of quarter:	3
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.
Basis of Preparation and Accounting Policies

The condensed consolidated financial statements of the Group, as of September 30, 2016 and December 31, 2015, and for the nine months ended September 30, 2016 and 2015, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2015, 2014 and 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of September 30, 2016. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2016 did not have a significant impact in these interim unaudited condensed consolidated financial statements.

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Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:

Institution:
   Barclays
   BBVA Bancomer
   BTG Pactual
   Citi
   Credit Suisse
   Evercore
   Gabelli & Co.
   GBM Casa de Bolsa
   Goldman Sachs
   HSBC
   Invex
   Itaú Securities
   JPMorgan
   Maxim Group
   Merrill Lynch
   Morgan Stanley
   New Street
   Santander
   Scotiabank
   UBS

12 of 77

[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2016-09-30	Close Previous Exercise 2015-12-31
Statement of financial position
Assets
Current assets
Cash and cash equivalents	45,847,237,000	49,397,126,000
Trade and other current receivables	22,157,634,000	26,230,384,000
Current tax assets, current	3,454,261,000	1,962,709,000
Other current financial assets	5,935,827,000	5,330,448,000
Current inventories	1,988,021,000	1,628,276,000
Current biological assets	0	0
Other current non-financial assets	6,243,366,000	5,389,133,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	85,626,346,000	89,938,076,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	85,626,346,000	89,938,076,000
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	45,847,162,000	41,081,474,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	11,432,308,000	9,271,901,000
Property, plant and equipment	84,000,980,000	76,089,277,000
Investment property	0	0
Goodwill	14,112,626,000	14,112,626,000
Intangible assets other than goodwill	23,148,559,000	23,993,699,000
Deferred tax assets	20,546,838,000	17,665,086,000
Other non-current non-financial assets	8,555,209,000	9,321,615,000
Total non-current assets	207,643,682,000	191,535,678,000
Total assets	293,270,028,000	281,473,754,000
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	39,504,302,000	42,626,166,000
Current tax liabilities, current	2,122,364,000	1,632,795,000
Other current financial liabilities	4,228,201,000	4,677,026,000
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	34,434,000	42,063,000
Total current provisions	34,434,000	42,063,000
Total current liabilities other than liabilities included in disposal groups classified as held for sale	45,889,301,000	48,978,050,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	45,889,301,000	48,978,050,000
Non-current liabilities
Trade and other non-current payables	2,890,741,000	3,225,755,000
Current tax liabilities, non-current	6,184,447,000	6,338,078,000
Other non-current financial liabilities	130,152,201,000	112,949,983,000
Other non-current non-financial liabilities	0	0

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Non-current provisions
Non-current provisions for employee benefits	456,665,000	407,179,000
Other non-current provisions	54,095,000	52,884,000
Total non-current provisions	510,760,000	460,063,000
Deferred tax liabilities	10,456,767,000	10,000,048,000
Total non-current liabilities	150,194,916,000	132,973,927,000
Total liabilities	196,084,217,000	181,951,977,000
Equity
Issued capital	4,978,126,000	4,978,126,000
Share premium	15,889,819,000	15,889,819,000
Treasury shares	11,540,343,000	11,882,248,000
Retained earnings	69,846,184,000	73,139,684,000
Other reserves	5,952,155,000	5,257,554,000
Total equity attributable to owners of parent	85,125,941,000	87,382,935,000
Non-controlling interests	12,059,870,000	12,138,842,000
Total equity	97,185,811,000	99,521,777,000
Total equity and liabilities	293,270,028,000	281,473,754,000
14 of 77

[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2016-01-01 - 2016-09-30	Accumulated Previous Year 2015-01-01 - 2015-09-30	Quarter Current Year 2016-07-01 - 2016-09-30	Quarter Previous Year 2015-07-01 - 2015-09-30
Profit or loss
Profit (loss)
Revenue	68,986,713,000	63,100,701,000	23,722,257,000	22,255,607,000
Cost of sales	37,533,067,000	33,896,714,000	12,671,492,000	11,583,845,000
Gross profit	31,453,646,000	29,203,987,000	11,050,765,000	10,671,762,000
Distribution costs	7,793,098,000	6,818,852,000	2,625,285,000	2,289,329,000
Administrative expenses	9,767,538,000	8,777,234,000	3,189,963,000	3,076,974,000
Other income	0	34,958,000	0	0
Other expense	2,015,945,000	0	821,463,000	693,751,000
Profit (loss) from operating activities	11,877,065,000	13,642,859,000	4,414,054,000	4,611,708,000
Finance income	1,294,856,000	8,357,265,000	407,321,000	7,528,469,000
Finance costs	7,709,866,000	6,533,139,000	2,940,595,000	2,082,618,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	913,144,000	(268,237,000)	386,464,000	(19,077,000)
Profit (loss) before tax	6,375,199,000	15,198,748,000	2,267,244,000	10,038,482,000
Tax income (expense)	2,247,590,000	4,860,466,000	886,706,000	3,252,885,000
Profit (loss) from continuing operations	4,127,609,000	10,338,282,000	1,380,538,000	6,785,597,000
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	4,127,609,000	10,338,282,000	1,380,538,000	6,785,597,000
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	3,078,442,000	9,327,930,000	1,062,149,000	6,545,753,000
Profit (loss), attributable to non-controlling interests	1,049,167,000	1,010,352,000	318,389,000	239,844,000
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	1.07	3.23	0.37	2.27
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	1.07	3.23	0.37	2.27
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	0.99	3.01	0.34	2.11
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	0.99	3.01	0.34	2.11
15 of 77

[410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2016-01-01 - 2016-09-30	Accumulated Previous Year 2015-01-01 - 2015-09-30	Quarter Current Year 2016-07-01 - 2016-09-30	Quarter Previous Year 2015-07-01 - 2015-09-30
Statement of comprehensive income
Profit (loss)	4,127,609,000	10,338,282,000	1,380,538,000	6,785,597,000
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	0	0	0	0
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	852,815,000	534,116,000	355,130,000	370,816,000
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	852,815,000	534,116,000	355,130,000	370,816,000
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	(295,744,000)	(3,161,322,000)	(892,579,000)	(3,742,580,000)
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	(295,744,000)	(3,161,322,000)	(892,579,000)	(3,742,580,000)
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	221,431,000	(2,503,000)	160,014,000	12,110,000
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	221,431,000	(2,503,000)	160,014,000	12,110,000
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0

16 of 77

Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	(17,389,000)	2,392,000	(11,178,000)	13,832,000
Total other comprehensive income that will be reclassified to profit or loss, net of tax	761,113,000	(2,627,317,000)	(388,613,000)	(3,345,822,000)
Total other comprehensive income	761,113,000	(2,627,317,000)	(388,613,000)	(3,345,822,000)
Total comprehensive income	4,888,722,000	7,710,965,000	991,925,000	3,439,775,000
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	3,773,043,000	6,631,243,000	638,925,000	3,154,574,000
Comprehensive income, attributable to non-controlling interests	1,115,679,000	1,079,722,000	353,000,000	285,201,000
17 of 77

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2016-01-01 - 2016-09-30	Accumulated Previous Year 2015-01-01 - 2015-09-30
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	4,127,609,000	10,338,282,000
Adjustments to reconcile profit (loss)
Discontinued operations	0	0
Adjustments for income tax expense	2,247,590,000	4,860,466,000
Adjustments for finance costs	0	0
Adjustments for depreciation and amortisation expense	12,510,342,000	10,739,823,000
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0
Adjustments for provisions	1,570,450,000	2,162,598,000
Adjustments for unrealised foreign exchange losses (gains)	4,261,845,000	2,836,983,000
Adjustments for share-based payments	1,048,921,000	874,458,000
Adjustments for fair value losses (gains)	163,562,000	(6,412,007,000)
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	701,560,000	788,616,000
Participation in associates and joint ventures	(913,144,000)	268,237,000
Adjustments for decrease (increase) in inventories	(325,042,000)	(239,412,000)
Adjustments for decrease (increase) in trade accounts receivable	6,389,953,000	6,444,097,000
Adjustments for decrease (increase) in other operating receivables	(2,353,876,000)	(803,486,000)
Adjustments for increase (decrease) in trade accounts payable	3,991,669,000	27,416,000
Adjustments for increase (decrease) in other operating payables	(9,658,113,000)	(8,427,914,000)
Other adjustments for non-cash items	0	0
Other adjustments for which cash effects are investing or financing cash flow	312,000	(2,194,981,000)
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	262,338,000	522,912,000
Total adjustments to reconcile profit (loss)	19,898,367,000	11,447,806,000
Net cash flows from (used in) operations	24,025,976,000	21,786,088,000
Dividends paid	0	0
Dividends received	0	0
Interest paid	(6,247,554,000)	(4,565,509,000)
Interest received	(811,858,000)	(587,842,000)
Income taxes refund (paid)	5,571,695,000	5,868,305,000
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	23,889,977,000	19,895,450,000
Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	0	10,335,813,000
Cash flows used in obtaining control of subsidiaries or other businesses	90,133,000	10,254,221,000
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	505,824,000	83,696,000
Purchase of property, plant and equipment	19,603,268,000	16,354,835,000
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	1,255,405,000	858,924,000
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	(195,437,000)	2,723,780,000
Net cash flows from (used in) investing activities	(20,638,419,000)	(14,324,691,000)

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Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	2,000,000,000	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	1,830,905,000	744,524,000
Payments of other equity instruments	0	0
Proceeds from borrowings	5,728,500,000	7,207,531,000
Repayments of borrowings	3,587,950,000	6,770,291,000
Payments of finance lease liabilities	302,400,000	298,966,000
Proceeds from government grants	0	0
Dividends paid	1,084,192,000	1,084,192,000
Interest paid	5,603,649,000	4,125,801,000
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	1,635,339,000	307,680,000
Net cash flows from (used in) financing activities	(7,045,257,000)	(5,508,563,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(3,793,699,000)	62,196,000
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	243,810,000	152,441,000
Net increase (decrease) in cash and cash equivalents	(3,549,889,000)	214,637,000
Cash and cash equivalents at beginning of period	49,397,126,000	29,729,350,000
Cash and cash equivalents at end of period	45,847,237,000	29,943,987,000
19 of 77

[610000] Statement of changes in equity - Year Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,978,126,000	15,889,819,000	11,882,248,000	73,139,684,000	0	972,154,000	(153,264,000)	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	3,078,442,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	786,303,000	221,431,000	0	0
Total comprehensive income	0	0	0	3,078,442,000	0	786,303,000	221,431,000	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,084,192,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	(5,981,297,000)	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(341,905,000)	693,547,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(341,905,000)	(3,293,500,000)	0	786,303,000	221,431,000	0	0
Equity at end of period	4,978,126,000	15,889,819,000	11,540,343,000	69,846,184,000	0	1,758,457,000	68,167,000	0	0
20 of 77

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	4,254,280,000	0	(126,845,000)	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(295,744,000)	0	0	0	0	0	0
Total comprehensive income	0	0	(295,744,000)	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(295,744,000)	0	0	0	0	0	0
Equity at end of period	0	0	3,958,536,000	0	(126,845,000)	0	0	0	0
21 of 77

	Components of equity
Sheet 3 of 3	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	311,229,000	5,257,554,000	87,382,935,000	12,138,842,000	99,521,777,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	3,078,442,000	1,049,167,000	4,127,609,000
Other comprehensive income	0	0	(17,389,000)	694,601,000	694,601,000	66,512,000	761,113,000
Total comprehensive income	0	0	(17,389,000)	694,601,000	3,773,043,000	1,115,679,000	4,888,722,000
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	1,084,192,000	426,133,000	1,510,325,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	185,000	185,000
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	(5,981,297,000)	(768,703,000)	(6,750,000,000)
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	1,035,452,000	0	1,035,452,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(17,389,000)	694,601,000	(2,256,994,000)	(78,972,000)	(2,335,966,000)
Equity at end of period	0	0	293,840,000	5,952,155,000	85,125,941,000	12,059,870,000	97,185,811,000
22 of 77

[610000] Statement of changes in equity - Year Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,978,126,000	15,889,819,000	12,647,475,000	62,905,444,000	0	348,429,000	(171,351,000)	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	9,327,930,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	464,746,000	(2,503,000)	0	0
Total comprehensive income	0	0	0	9,327,930,000	0	464,746,000	(2,503,000)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,084,192,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(751,435,000)	111,799,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(751,435,000)	8,355,537,000	0	464,746,000	(2,503,000)	0	0
Equity at end of period	4,978,126,000	15,889,819,000	11,896,040,000	71,260,981,000	0	813,175,000	(173,854,000)	0	0
23 of 77

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	5,175,039,000	0	35,422,000	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(3,161,322,000)	0	0	0	0	0	0
Total comprehensive income	0	0	(3,161,322,000)	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(3,161,322,000)	0	0	0	0	0	0
Equity at end of period	0	0	2,013,717,000	0	35,422,000	0	0	0	0
24 of 77

	Components of equity
Sheet 3 of 3	Reserve for equalisation]	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	291,524,000	5,679,063,000	76,804,977,000	11,110,104,000	87,915,081,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	9,327,930,000	1,010,352,000	10,338,282,000
Other comprehensive income	0	0	2,392,000	(2,696,687,000)	(2,696,687,000)	69,370,000	(2,627,317,000)
Total comprehensive income	0	0	2,392,000	(2,696,687,000)	6,631,243,000	1,079,722,000	7,710,965,000
Issue of equity	0	0	0	0	0	(95,500,000)	(95,500,000)
Dividends recognised as distributions to owners	0	0	0	0	1,084,192,000	357,687,000	1,441,879,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	248,000	248,000
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	863,234,000	0	863,234,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	2,392,000	(2,696,687,000)	6,410,285,000	626,783,000	7,037,068,000
Equity at end of period	0	0	293,916,000	2,982,376,000	83,215,262,000	11,736,887,000	94,952,149,000
25 of 77

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2016-09-30	Close Previous Exercise 2015-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,494,410,000	2,494,410,000
Restatement of capital stock	2,483,716,000	2,483,716,000
Plan assets for pensions and seniority premiums	1,996,405,000	2,035,168,000
Number of executives	75	77
Number of employees	42,671	43,887
Number of workers	0	0
Outstanding shares	341,478,410,286	338,468,382,759
Repurchased shares	20,951,476,845	23,961,504,372
Restricted cash	0	0
Guaranteed debt of associated companies	0	0
26 of 77

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2016-01-01 - 2016-09-30	Accumulated Previous Year 2015-01-01 - 2015-09-30	Quarter Current Year 2016-07-01 - 2016-09-30	Quarter Previous Year 2015-07-01 - 2015-09-30
Informative data of the Income Statement
Operating depreciation and amortization	12,510,342,000	10,739,823,000	4,225,537,000	3,783,930,000
27 of 77

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2015-10-01 - 2016-09-30	Previous Year 2014-10-01 - 2015-09-30
Informative data - Income Statement for 12 months
Revenue	93,937,841,000	87,120,906,000
Profit (loss) from operating activities	16,979,331,000	19,189,578,000
Profit (loss)	6,114,777,000	12,999,899,000
Profit (loss), attributable to owners of parent	4,649,647,000	11,832,184,000
Operating depreciation and amortization	16,431,448,000	14,121,611,000
28 of 77

[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
BANCO MERCANTIL DEL NORTE, S.A.1	NO	2015-05-15	2022-04-30	TIIE+1.30		100,947,000	242,074,000	242,074,000	242,074,000	911,950,000
HSBC 2	NO	2011-03-28	2018-03-30	TIIE+117.5		624,638,000	624,639,000
AF BANREGIO, S.A. DE C.V. 3	NO	2012-10-04	2017-10-02	TIIE+2.50	2,475,000	6,600,000	9,325,000
HSBC 4	NO	2013-05-29	2019-05-29	TIIE+1.70	16,131,000	48,710,000	64,841,000	212,398,000
HSBC 5	NO	2014-07-04	2019-07-04	TIIE+1.40					298,924,000
BANCO SANTANDER 6	NO	2015-03-12	2021-05-11	TIIE+1.30					249,383,000
BANCO SANTANDER 7	NO	2015-01-08	2019-09-10	TIIE+1.40				249,570,000
HSBC 8	NO	2016-03-08	2023-03-08	7.13						2,500,000,000
SCOTIABANK 9	NO	2016-03-08	2023-03-08	7						3,000,000,000
TOTAL	NO				18,606,000	780,895,000	940,879,000	704,042,000	790,381,000	6,411,950,000	0	0	0	0	0	0
Other banks
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL	NO				18,606,000	780,895,000	940,879,000	704,042,000	790,381,000	6,411,950,000	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	YES	2007-05-09	2037-05-11	8.93						4,485,016,000
NOTES 1	NO	2010-10-14	2020-10-01	7.38						9,971,200,000
SENIOR NOTES 2	YES	2013-05-14	2043-05-14	7.25						6,436,843,000
NOTES 2	NO	2014-04-07	2021-04-01	TIIE+0.35						5,990,518,000
NOTES 3	NO	2015-05-11	2022-05-02	TIIE+0.35						4,990,234,000
SENIOR NOTES 3	YES	2008-05-06	2018-05-15	6.31									9,683,711,000
SENIOR NOTES 4	YES	2005-03-18	2025-03-18	6.97												11,308,250,000
SENIOR NOTES 5	YES	2002-03-11	2032-03-11	8.94												5,789,564,000
SENIOR NOTES 6	YES	2009-11-23	2040-01-15	6.97												11,486,326,000
SENIOR NOTES 7	YES	2014-05-13	2045-05-13	5												18,904,951,000
SENIOR NOTES 8	YES	2015-11-24	2026-01-30	4.625												5,771,403,000
SENIOR NOTES 9	YES	2015-11-24	2046-01-31	6.125												17,311,189,000
TOTAL	NO				0	0	0	0	0	31,873,811,000	0	0	9,683,711,000	0	0	70,571,683,000

29 of 77

Listed on stock exchange - secured
TOTAL	NO			0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL	NO			0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL	NO			0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL	NO			0	0	0	0	0	31,873,811,000	0	0	9,683,711,000	0	0	70,571,683,000
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 1	NO	2012-08-08	2020-07-01		88,554,000	93,277,000	95,904,000	98,916,000
GE CAPITAL CFE MÉXICO, S. DE R.L. DE C.V. 1	NO	2014-07-01	2019-08-01	6,712,000	19,799,000	25,652,000	22,140,000	1,525,000
ALD AUTOMOTIVE, S.A. DE C.V. 1	NO	2013-12-01	2016-04-01	1,769,000
GE CAPITAL CFE MÉXICO, S. DE R.L. DE C.V. 2	NO	2014-11-01	2017-11-01	8,761,000	30,378,000	29,451,000	18,160,000	32,993,000
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 2	NO	2012-08-01	2021-07-01	45,793,000	11,417,000	31,560,000	22,890,000	23,895,000	24,960,000
INTELSAT GLOBAL SALES 1	YES	2012-10-01	2027-09-01							78,845,000	245,327,000	348,645,000	374,965,000	403,272,000	3,816,951,000
GE CAPITAL CFE MÉXICO, S. DE R.L. DE C.V. 3	NO	2013-05-29	2017-07-01							1,759,000	3,464,000
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 3	NO	2014-11-01	2022-11-01	8,828,000	2,186,000	4,005,000	3,232,000	3,334,000	7,009,000
GRUPO DE TELECOMUNICACIONES DE ALTA CAPACIDAD 4	NO	2014-11-01	2022-01-01	10,436,000	5,346,000	5,486,000	5,634,000	5,789,000	24,881,000
TELEVISIÓN DE ALTURA, S.A. DE C.V. Y TELECOM DE ALTURA, S.A. DE C.V. 1	NO	2016-03-01	2020-03-04		1,193,437,000	1,207,401,000	1,208,281,000	1,208,281,000
TOTAL	NO			82,299,000	1,351,117,000	1,396,832,000	1,376,241,000	1,374,733,000	56,850,000	80,604,000	248,791,000	348,645,000	374,965,000	403,272,000	3,816,951,000
Total other current and non-current liabilities with cost
TOTAL	NO			82,299,000	1,351,117,000	1,396,832,000	1,376,241,000	1,374,733,000	56,850,000	80,604,000	248,791,000	348,645,000	374,965,000	403,272,000	3,816,951,000
Suppliers
Suppliers
SUPPLIERS 1	NO	2016-09-01	2017-09-30		12,278,269,000	25,857,000					5,525,251,000				706,000
TRANSMISSION RIGHTS 1	NO	2012-05-07	2028-06-27		2,043,720,000	250,905,000	196,023,000	144,986,000	58,502,000		1,681,507,000	953,057,000	394,695,000	270,172,000	305,807,000
TOTAL	NO			0	14,321,989,000	276,762,000	196,023,000	144,986,000	58,502,000	0	7,206,758,000	953,057,000	394,695,000	270,172,000	306,513,000
Total suppliers
TOTAL	NO			0	14,321,989,000	276,762,000	196,023,000	144,986,000	58,502,000	0	7,206,758,000	953,057,000	394,695,000	270,172,000	306,513,000
Other current and non-current liabilities
Other current and non-current liabilities
DERIVATIVE FINANCIAL INSTRUMENTS	NO	2014-04-01	2018-04-01			27,255,000
TOTAL	NO			0	0	27,255,000	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL	NO			0	0	27,255,000	0	0	0	0	0	0	0	0	0
Total credits
TOTAL	NO			100,905,000	16,454,001,000	2,641,728,000	2,276,306,000	2,310,100,000	38,401,113,000	80,604,000	7,455,549,000	10,985,413,000	769,660,000	673,444,000	74,695,147,000
30 of 77

[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	2,070,423,000	40,145,088,000	59,943,000	1,162,283,000	41,307,371,000
Non-current monetary assets	180,000,000	3,490,164,000	0	0	3,490,164,000
Total monetary assets	2,250,423,000	43,635,252,000	59,943,000	1,162,283,000	44,797,535,000
Liabilities position
Current liabilities	529,464,000	10,266,201,000	27,995,000	542,818,000	10,809,019,000
Non-current liabilities	4,554,310,000	88,307,160,000	370,000	7,174,000	88,314,334,000
Total liabilities	5,083,774,000	98,573,361,000	28,365,000	549,992,000	99,123,353,000
Net monetary assets (liabilities)	(2,833,351,000)	(54,938,109,000)	31,578,000	612,291,000	(54,325,818,000)
31 of 77

[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
CONTENT:
CONTENT:	0	0	0	0
TELEVISA
CONTENT – ADVERTISING	14,791,390,000	284,502,000	151,791,000	15,227,683,000
CONTENT – NETWORK SUSCRIPTION REVENUE	2,387,433,000	966,523,000	0	3,353,956,000
CONTENT – LICENSING AND SYNDICATION	417,637,000	5,996,475,000	0	6,414,112,000
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):
SKY (INCLUDE LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
SKY, VETV, BLUE TO GO
SKY – DTH BROADCAST SATELLITE TV	14,771,613,000	0	1,176,023,000	15,947,636,000
SKY – PAY PER VIEW	201,828,000	0	0	201,828,000
SKY - ADVERTISING	286,654,000	0	0	286,654,000
CABLE (INCLUDE LEASING OF SET-TOP EQUIPMENT):
CABLE (INCLUDE LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
CABLEVISIÓN, CABLEMÁS, TVI, CABLECOM, IZZI, TELECABLE
CABLE – DIGITAL TV SERVICE	9,673,344,000	0	0	9,673,344,000
CABLE – BROADBAND SERVICES	7,163,497,000	0	0	7,163,497,000
CABLE - SERVICE INSTALLATION	170,725,000	0	0	170,725,000
CABLE – PAY PER VIEW	60,487,000	0	0	60,487,000
CABLE - ADVERTISING	471,691,000	0	0	471,691,000
CABLE – TELEPHONY	2,356,189,000	0	0	2,356,189,000
CABLE – OTHER INCOME	202,511,000	0	0	202,511,000
BESTEL, METRORED
CABLE – TELECOMMUNICATIONS	3,207,879,000	0	272,121,000	3,480,000,000
OTHER BUSINESSES:
OTHER BUSINESSES:	0	0	0	0
TV Y NOVELAS, MEN´S HEALTH, VANIDADES, COSMOPOLITAN, NATIONAL GEOGRAPHIC, MUY INTERESANTE, AUTOMOVIL PANAMERICANO, TÚ, SKY VIEW, COCINA FÁCIL, GENTE, PAPARAZZI, BILINKEN, PARA TI, CONDORITO
PUBLISHING – MAGAZINE CIRCULATION	368,735,000	0	372,018,000	740,753,000
PUBLISHING – ADVERTISING	479,569,000	0	447,369,000	926,938,000
PUBLISHING - OTHER INCOME	16,216,000	0	0	16,216,000
VIDEOCINE, PANTELION
DISTRIBUTION, RENTALS AND SALE MOVIE RIGHTS	227,903,000	17,207,000	143,883,000	388,993,000
CLUB DE FÚTBOL AMÉRICA, ESTADIO AZTECA
SPECIAL EVENTS AND SHOW PROMOTION	1,031,876,000	168,616,000	0	1,200,492,000
PLAY CITY, MULTIJUEGOS
GAMING	1,951,014,000	0	0	1,951,014,000
TELEVISA RADIO
RADIO - ADVERTISING	558,962,000	0	0	558,962,000
HOLA MÉXICO, ENTREPRENEUR, MINIREVISTA MINA, CINE PREMIER, GLAMOUR, SELECCIONES, MAGALY TV, VOGUE, 15 MINUTOS, EL CUERPO HUMANO, ALMANAQUE ESCUELA PARA TODOS, AUTOMÁS
PUBLISHING DISTRIBUTION	199,413,000	0	62,468,000	261,881,000
INTERSEGMENT ELIMINATIONS
INTERSEGMENT ELIMINATIONS	(2,054,438,000)	0	(14,411,000)	(2,068,849,000)
TOTAL	58,942,128,000	7,433,323,000	2,611,262,000	68,986,713,000
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[800007] Annex - Financial derivate instruments

Management discussion about the policy uses of financial derivate instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”

III. QUALITATIVE AND QUANTITATIVE INFORMATION

i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.

In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the third quarter of 2016, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards Board, certain financial derivative transactions originally intended to serve as a hedge and in effect until September 30th, 2016, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.

General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.

The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.

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Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.

Financial derivative transactions are reported from time to time to the Audit and Corporate Practices Committee.

The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.

In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.

As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.

In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.

During the quarter from July to September 2016, there were no defaults or margin calls under the aforementioned financial derivative transactions.

The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.

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The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.

The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.

As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.

Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.

The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.

The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.

In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.

The Company performs its valuations without the participation of any independent third party.

The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

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Management discussion  about intern and extern sources of liquidity that could be used for attending requirements related to financial derivate instruments

iii. Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.

As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

Changes and management explanation  in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.

Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.

Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.

As of the date hereof, no circumstance or event of a financial derivative transaction, resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.

Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.

1.
During the relevant quarter, a forward through which the Company hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $20,000,000.00 (Twenty Million U.S. Dollars 00/100), expired. As a result of this hedge a profit of MXN $7,459,150.00 (Seven Million Four Hundred Fifty Nine Thousand One Hundred Fifty Pesos 00/100) was obtained on September 2016.

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During the relevant quarter there were no defaults or margin calls under financial derivative transactions.

v. Quantitative Information. Attached hereto as “Table 1” is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B and Televisión Internacional, S.A. de C.V., whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.

IV. SENSITIVITY ANALYSIS

Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.

In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

Quantitative information for disclosure

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TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
September 30, 2016
(In thousands of pesos and/or dollars, as indicated)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (3)	Previous Quarter (4)	Current Quarter D(H) (3)	Previous Quarter D(H) (4)	Maturing per Year
Interest Rate Swap (1)	Hedging	Ps. 1,250,000	TIIE 28 days / 7.4325%	TIIE 28 days / 7.4325%	(27,255)	(50,143)	Monthly interest 2016-2018	Does not exist (5)
Interest Rate Swap (1)	Hedging	Ps. 6,000,000	TIIE 28 days / 5.9351%	TIIE 28 days / 5.9351%	21,609	(98.397)	Monthly interest 2016-2021	Does not exist (5)
Interest Rate Swap (1)	Hedging	Ps. 2,500,000	TIIE 28 days / 5.6148%	TIIE 28 days / 5.6148%	58,733	17,329	Monthly interest 2016-2022	Does not exist (5)
Forward (1)	Hedging	U.S.$40,000 / Ps. 734,522	U.S.$40,000 / Ps. 734,522	-	44,293	-	2016	Does not exist (5)
Interest Rate Swap (2)	Hedging	Ps.1,392,917	TIIE 28 days / 5.246%	TIIE 28 days / 5.246%	23,891	805	Monthly Interest 2016-2022	Does not exist (5)
				Total	121,271	(130,406)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of September 30, 2016, included in the relevant SIFIC, is as follows:

Other current financial assets	Ps.	44,293
Other non-current financial assets		104,233
Other non-current liabilities no cost		(27,255)
	Ps.	121,271

(4)	Information for as of June 30 2016.
(5)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

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[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2016-09-30	Close Previous Exercise 2015-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	83,122,000	52,434,000
Balances with banks	1,644,582,000	1,513,161,000
Total cash	1,727,704,000	1,565,595,000
Cash equivalents
Short-term deposits, classified as cash equivalents	44,119,533,000	47,831,531,000
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	44,119,533,000	47,831,531,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	45,847,237,000	49,397,126,000
Trade and other current receivables
Current trade receivables	15,325,124,000	21,702,128,000
Current receivables due from related parties	823,674,000	98,388,000
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	2,450,072,000	1,448,627,000
Total current prepayments	2,450,072,000	1,448,627,000
Current receivables from taxes other than income tax	1,980,169,000	1,499,338,000
Current value added tax receivables	1,872,073,000	1,462,792,000
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	1,578,595,000	1,481,903,000
Total trade and other current receivables	22,157,634,000	26,230,384,000
Classes of current inventories
Current raw materials and current production supplies]
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	1,988,021,000	1,628,276,000
Total current inventories	1,988,021,000	1,628,276,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0

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Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	817,605,000	642,348,000
Investments in associates	10,614,703,000	8,629,553,000
Total investments in subsidiaries, joint ventures and associates	11,432,308,000	9,271,901,000
Property, plant and equipment
Land and buildings
Land	4,700,599,000	4,699,723,000
Buildings	4,540,950,000	4,731,004,000
Total land and buildings	9,241,549,000	9,430,727,000
Machinery	55,318,385,000	51,799,201,000
Vehicles
Ships	0	0
Aircraft	555,322,000	563,987,000
Motor vehicles	834,974,000	866,327,000
Total vehicles	1,390,296,000	1,430,314,000
Fixtures and fittings	437,282,000	405,278,000
Office equipment	2,171,339,000	1,974,221,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	14,283,439,000	9,938,991,000
Construction prepayments	0	0
Other property, plant and equipment	1,158,690,000	1,110,545,000
Total property, plant and equipment	84,000,980,000	76,089,277,000
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	2,168,449,000	2,522,959,000
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	1,996,647,000	1,877,769,000
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	18,983,463,000	19,592,971,000
Total intangible assets other than goodwill	23,148,559,000	23,993,699,000
Goodwill	14,112,626,000	14,112,626,000
Total intangible assets and goodwill	37,261,185,000	38,106,325,000
Trade and other current payables
Current trade payables	21,528,747,000	17,361,484,000
Current payables to related parties	1,410,090,000	443,035,000

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Accruals and deferred income classified as current
Deferred income classified as current	11,802,167,000	20,470,380,000
Rent deferred income classified as current	0	0
Accruals classified as current	3,647,136,000	3,105,226,000
Short-term employee benefits accruals	1,080,696,000	1,034,446,000
Total accruals and deferred income classified as current	15,449,303,000	23,575,606,000
Current payables on social security and taxes other than income tax	638,351,000	628,544,000
Current value added tax payables	66,655,000	61,254,000
Current retention payables	477,811,000	617,497,000
Other current payables	0	0
Total trade and other current payables	39,504,302,000	42,626,166,000
Other current financial liabilities
Bank loans current	799,501,000	2,979,847,000
Stock market loans current	0	0
Other current iabilities at cost	1,762,811,000	511,556,000
Other current liabilities no cost	0	1,402,000
Other current financial liabilities	1,665,889,000	1,184,221,000
Total Other current financial liabilities	4,228,201,000	4,677,026,000
Trade and other non-current payables
Non-current trade payables	2,600,710,000	2,711,224,000
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	290,031,000	514,531,000
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	290,031,000	514,531,000
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	2,890,741,000	3,225,755,000
Other non-current financial liabilities
Bank loans non-current	8,847,252,000	4,501,843,000
Stock market loans non-current	112,129,205,000	102,928,921,000
Other non-current liabilities at cost	9,148,489,000	5,293,559,000
Other non-current liabilities no cost	27,255,000	225,660,000
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	130,152,201,000	112,949,983,000
Other provisions
Other non-current provisions	54,095,000	52,884,000
Other current provisions	34,434,000	42,063,000
Total other provisions	88,529,000	94,947,000

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Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	1,758,457,000	972,154,000
Reserve of cash flow hedges	68,167,000	(153,264,000)
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	3,958,536,000	4,254,280,000
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(126,845,000)	(126,845,000)
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	293,840,000	311,229,000
Total other reserves	5,952,155,000	5,257,554,000
Net assets (liabilities)
Assets	293,270,028,000	281,473,754,000
Liabilities	196,084,217,000	181,951,977,000
Net assets (liabilities)	97,185,811,000	99,521,777,000
Net current assets (liabilities)
Current assets	85,626,346,000	89,938,076,000
Current liabilities	45,889,301,000	48,978,050,000
Net current assets (liabilities)	39,737,045,000	40,960,026,000
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[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2016-01-01 - 2016-09-30	Accumulated Previous Year 2015-01-01 - 2015-09-30	Quarter Current Year 2016-07-01 - 2016-09-30	Quarter Previous Year 2015-07-01 - 2015-09-30
Analysis of income and expense
Revenue
Revenue from rendering of services	51,827,957,000	48,007,780,000	17,964,506,000	16,906,683,000
Revenue from sale of goods	1,680,147,000	1,708,857,000	569,077,000	591,501,000
Interest income	0	0	0	0
Royalty income	6,133,873,000	5,155,238,000	2,060,456,000	1,992,979,000
Dividend income	0	0	0	0
Rental income	9,344,736,000	8,228,826,000	3,128,218,000	2,764,444,000
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	68,986,713,000	63,100,701,000	23,722,257,000	22,255,607,000
Finance income
Interest income	1,294,856,000	766,191,000	407,321,000	130,449,000
Net gain on foreign exchange	0	0	0	0
Gains on change in fair value of derivatives	0	193,054,000	0	0
Gain on change in fair value of financial instruments	0	5,262,277,000	0	5,262,277,000
Other finance income	0	2,135,743,000	0	2,135,743,000
Total finance income	1,294,856,000	8,357,265,000	407,321,000	7,528,469,000
Finance costs
Interest expense	6,247,554,000	4,565,509,000	2,263,545,000	1,557,362,000
Net loss on foreign exchange	1,298,750,000	1,967,630,000	652,819,000	416,846,000
Losses on change in fair value of derivatives	163,562,000	0	24,231,000	108,410,000
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	0	0	0	0
Total finance costs	7,709,866,000	6,533,139,000	2,940,595,000	2,082,618,000
Tax income (expense)
Current tax	4,640,773,000	5,780,060,000	1,190,532,000	2,797,002,000
Deferred tax	(2,393,183,000)	(919,594,000)	(303,826,000)	455,883,000
Total tax income (expense)	2,247,590,000	4,860,466,000	886,706,000	3,252,885,000
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[800500] Notes - List of notes

Disclosure of notes and other explanatory information

See Notes 1 and 2 of the Disclosure of interim financial reporting

Disclosure of general information about financial statements

Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.
Basis of Preparation and Accounting Policies
These condensed consolidated financial statements of the Group, as of September 30, 2016 and December 31, 2015, and for the nine months ended September 30, 2016 and 2015, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.
The unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2015, 2014 and 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of September 30, 2016. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2016 did not have a significant impact in these interim unaudited condensed consolidated financial statements.

Disclosure of summary of significant accounting policies

See Note 2 of the Disclosure of interim financial reporting

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[800600] Notes - List of accounting policies

Disclosure of summary of significant accounting policies

See Note 2 of the Disclosure of interim financial reporting

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[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Unaudited Condensed Consolidated Financial Statements
As of September 30, 2016 and December 31, 2015, and for the nine months ended September 30, 2016 and 2015
(In thousands of Mexican Pesos, except per CPO, per share and exchange rate amounts)

1.	Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located in Mexico City at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the “Group”) is a leading media company in the Spanish-speaking world, an important cable operator in Mexico, and an operator of a leading direct-to-home satellite pay television system in Mexico. The Group distributes the content it produces through several broadcast channels in Mexico and in over 50 countries through 26 pay-tv brands and television networks, cable operators and over-the-top or “OTT” services. In the United States, the Group’s audiovisual content is distributed through Univision Communications Inc. (“Univision”); the leading media company serving the Hispanic market. Univision broadcasts the Group’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, the Group has equity and Warrants which upon their exercise and subject to any necessary approval from the Federal Communications Commission of the United States would represent approximately 36% on a fully-diluted, as-converted  basis of the equity capital in Univision Holdings, Inc. or “UHI”, the controlling company of Univision. The Group’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers through five cable Multiple System Operators in Mexico. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system in Mexico, operating also in the Dominican Republic and Central America. The Group also has interests in magazine publishing and distribution, radio production and broadcasting, professional sports and live entertainment, feature-film production and distribution, and gaming.

2.	Basis of Preparation and Accounting Policies

These condensed consolidated financial statements of the Group, as of September 30, 2016 and December 31, 2015, and for the nine months ended September 30, 2016 and 2015, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

These unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2015, 2014 and 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of September 30, 2016. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2016 did not have a significant impact in these interim unaudited condensed consolidated financial statements.

These interim unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s audited consolidated financial statements for the years ended 2015, 2014 and 2013. There have been no changes in the Corporate Finance Department of the Company or in any risk management policies since the year end.

These interim unaudited condensed consolidated financial statements were authorized for issuance on October 20, 2016, by the Group’s Chief Financial Officer.

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The preparation of interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2015.

3.	Acquisitions, Investments and Disposition

In January 2015, the Group acquired, through a series of transactions, all of the equity interest of Cablevisión Red, S.A. de C.V. and other related companies (collectively, “Telecable”) for an aggregate cash consideration of Ps.10,001,838. Telecable is a cable business that provides video, data and telephone services in Mexico, primarily in the states of Guanajuato, Jalisco, Aguascalientes, Querétaro, Tamaulipas and Colima. The Group began to consolidate the net assets and results of operations of Telecable in its consolidated financial statements in the first quarter of 2015. The Group completed a final purchase price allocation for this transaction in the fourth quarter of 2015. Through the acquisition of Telecable, the Group continues with its strategy to establish a cable company with national coverage that delivers more and better services through state of the art technology and internationally competitive prices for the benefit of end users. The following table summarizes the allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed at the acquisition date. The excess of the purchase price over those fair values and the related deferred income tax liability was allocated to goodwill in the Cable segment.

	Acquisition in January 2015
Cash and cash equivalents	Ps.	270,447
Trade and other receivables		57,687
Other current assets		34,118
Total current assets		362,252
Property, plant and equipment, net		1,724,757
Goodwill		4,885,331
Concessions		4,373,855
List of subscribers		1,233,808
Trademarks		218,578
Other intangible assets		16,240
Other non-current assets		4,582
Total assets		12,819,403
Trade and other payables		135,920
Other current liabilities		78,753
Total current liabilities		214,673
Long-term debt		505,425
Deferred income tax liability		2,090,269
Other non-current liabilities		7,198
Total non-current liabilities		2,602,892
Total liabilities		2,817,565
Total net assets	Ps.	10,001,838

In January 2015, the Group received proceeds in the aggregate amount of U.S.$717 million (Ps.10,632,393) in connection with the disposal in 2014 of its investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), of which U.S.$697 million (Ps.10,335,813) were in cash and U.S.$20 million were held in escrow for certain contingent litigation costs. As of September 30, 2016 and December 31, 2015, the amount held in escrow was U.S.$0.8 million (Ps.15,344) and U.S.$11.9 million (Ps.204,954), respectively (see Notes 5, 9 and 13).

In July 2015, UHI, the controlling company of Univision, and the Company announced that together with major shareholders of UHI, they had entered into a Memorandum of Understanding (“MOU”) and that certain subsidiaries of UHI and the Company entered into an agreement to amend their existing Program Licensing Agreement (the “PLA”). Under the PLA amendment, the terms of the existing strategic relationship between UHI and the Group have been amended among other things, (i) to extend the term of the PLA from its current expiration date of at least 2025 to at least 2030 upon consummation of a qualified public equity offering of UHI; and (ii) to adjust the royalty computation of the PLA by making certain additional revenue subject to royalties in exchange for certain adjustments to the royalty rate. Under the terms of the MOU, the Group and the major shareholders of UHI agreed to (i) upon a qualifying initial public offering of UHI, an equity capitalization of UHI by which, among other considerations, the Group will hold common stock with approximately 22% of the voting rights of UHI common stock, and the right for the Group to designate a minimum number of directors to UHI’s Board of Directors; and (ii) the exchange of U.S.$1,125 million (Ps.17,634,375) principal amount of Convertible Debentures issued by UHI for Warrants that are exercisable for UHI’s common stock, and a cash payment by UHI in the amount of U.S.$135.1 million (Ps.2,194,981) for such exchange. In July 2015, the Group exercised a portion of these Warrants to increase its equity stake in UHI from 7.8% to 10% (see Notes 4, 5 and 9).

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In July 2015, the Company acquired additional shares of Imagina Media Audiovisual, S.L. (together with its subsidiaries, “Imagina”) in the aggregate cash amount of €19.2 million (Ps.341,710) in connection with a reorganization of stockholders of this investee, by which the Company increased its equity stake in Imagina from 14.5% to 19.9% (see Notes 4 and 5).

In March 2016, the Group announced the acquisition of the remaining 50% equity interest of Televisión Internacional, S.A. de C.V. (“TVI”) in the aggregate fair value amount of Ps.6,750,000, including a cash payment of Ps.2,000,000 and the assumption of long-term liabilities in the aggregate amount of Ps.4,750,000 (undiscounted amount of Ps.5,106,250) with maturities between 2017 and 2020 (see Note 8). Until this transaction was  completed, a non-controlling interest participated as a shareholder of Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”), a direct subsidiary of the Company. In August 2016, the Company completed this transaction by acquiring the non-controlling interest in CVQ. This transaction complied with the guidelines and timetable established in the authorization by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”). With the ownership of the 100% of the equity interest of TVI, the Group is better positioned to exploit efficiencies and economies of scale among all its cable operations throughout Mexico and continue expanding its offer of video, voice and data services. The effect of this transaction in the equity attributable to stockholders of the Company as of September 30, 2016, was as follows:

	Acquisition of Non-controlling Interests
Carrying value of non-controlling interests	Ps.	1,210,284
Consideration for the acquisition of a non-controlling interests		(6,750,000)
Decrease in retained earnings attributable to stockholders of the Company (1)	Ps.	(5,539,716)

(1)
Changes in ownership interest are treated as equity transactions, if control is maintained. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recognized in equity attributed to stockholders of the Company.

4.   Investments in Financial Instruments

At September 30, 2016 and December 31, 2015, the Group had the following investments in financial instruments:

	September 30, 2016		December 31, 2015
Available-for-sale financial assets:
Warrants issued by UHI (1)	Ps.	38,492,146	Ps.	35,042,577
Available-for-sale investments (2)		6,810,761		5,873,243
		45,302,907		40,915,820
Held-to-maturity investments (3)		394,953		134,034
Other		45,069		31,620
	Ps.	45,742,929	Ps.	41,081,474

(1)
Through July 2015, the Group held an investment in Convertible Debentures due 2025 issued by UHI in the principal amount of U.S.$1,125 million (Ps.17,634,375), with an annual interest rate of 1.5% receivable on a quarterly basis, which were convertible at the Company’s option into additional shares equivalent to approximately 30% equity stake of UHI, subject to existing laws and regulations in the United States, and other conditions. These Convertible Debentures were classified as available-for-sale financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. The Group’s option of converting these debentures into an equity stake of UHI was accounted for as an embedded derivative with changes in fair value recognized in consolidated income (see Notes 9 and 12). In July 2015, the Group exchanged its investment in these Convertible Debentures for an investment in Warrants that are exercisable for UHI’s common stock, subject to the U.S. Federal Communications Commission’s restrictions on foreign ownership, in whole or in part, at an exercise price of U.S.$0.01 per Warrant share, considering that the original value of U.S.$1,125 million invested by the Group in Convertible Debentures is part of the Group’s investment in Warrants. The Warrants shall expire and no longer be exercisable after the tenth anniversary of the date of issuance (the “Expiration Date”); provided, however, the Expiration Date shall automatically be extended for nine successive ten-year periods unless the Group provides written notice to UHI of its election not to so extend the Expiration Date. The Warrants do not bear interest. The fair value of these Warrants at the date of exchange was U.S.$1,951 million (Ps.30,582,427). The Group reclassified Ps.4,718,175 from accumulated other comprehensive income in consolidated equity to other finance income in the consolidated statement of income for the year ended December 31, 2015, as a result of derecognizing the Convertible Debentures. In July 2015, the Group exercised a portion of these Warrants in the amount of U.S.$107.4 million (Ps.1,695,524) to increase its equity stake in UHI from 7.8% to 10%. These Warrants are classified as available-for-sale financial assets with changes in fair value recognized in accumulated other comprehensive income or loss in consolidated equity. Changes in fair value recognized in other comprehensive income will be reclassified to the statement of income within other finance income, net, in the period the Warrants are exercised, in whole or in part (see Notes 3 and 5).

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(2)
The Group has an investment in an open ended fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments and transactions in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets and subtracting all of the fund liabilities and dividing the result by the total number of issued shares.

(3)
Held-to-maturity investments represent corporate fixed income securities with long-term maturities. These investments are stated at amortized cost. Maturities of these investments subsequent to September 30, 2016, are as follows: Ps.111,648 in 2017, Ps.240,419 in 2018, Ps.10,277 in 2019, Ps.19,905 in 2020, Ps.6,131 in 2021, and Ps.6,573 thereafter. Held-to-maturity financial assets as of September 30, 2016 and December 31, 2015 are denominated primarily in Mexican pesos.

A roll forward of available-for-sale financial assets for the nine months ended September 30, 2016 is presented as follows:

At January 1, 2016	Ps.	40,915,820
Changes in fair value in other comprehensive income		3,995,803
Foreign exchange differences		391,284
At September 30, 2016	Ps.	45,302,907

The maximum exposure to credit risk of the investments in financial instruments as of September 30, 2016 is the carrying value of the financial assets mentioned above.

5.	Investments in Associates and Joint Ventures

At September 30, 2016 and December 31, 2015, the Group had the following investments in associates and joint ventures accounted for by the equity method:
	Ownership as of September 30, 2016	September 30, 2016		December 31, 2015
Associates:
UHI (1)	10.0%	Ps.	6,928,050	Ps.	5,685,748
Imagina(2)	19.9%		2,627,999		1,921,590
Ocesa Entretenimiento, S.A. de C.V. and subsidiaries (collectively, “OCEN”) (3)	40.0%		962,765		938,995
Other	-		95,889		83,220
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. (“GTAC”) (4)	33.3%		733,645		574,480
The Second Screen Company Latam, S.L.	50.0%		54,228		-
Televisa CJ Grand, S.A. de C.V. (“Televisa CJ Grand”)	50.0%		29,732		67,868
		Ps.	11,432,308	Ps.	9,271,901

(1)
The Group accounts for its investment in common stock of UHI, the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS, over UHI’s operations. The Group has the ability to exercise significant influence over the operating and financial policies of UHI because the Group (i) as of September 30, 2016 and December 31, 2015, owned 1,110,382 Class C shares of common stock of UHI,  representing 10% of the outstanding total shares of UHI as of each of  those dates; (ii) as of September 30, 2016 and December 31, 2015, held Warrants exercisable for common stock of UHI equivalent to approximately 26% equity stake of UHI on a fully-diluted, as-converted basis, subject to certain conditions, laws and regulations; (iii) as of September 30, 2016 and December 31, 2015, had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 18 directors, of 22 available board seats; and (iv) was party to a program license agreement, as amended, with Univision, an indirect wholly-owned subsidiary of UHI, pursuant to which Univision has the right to broadcast certain Televisa content in the United States (“Program License Agreement”), and to another program license agreement pursuant to which the Group has the right to broadcast certain Univision’s content in Mexico (“Mexican License Agreement”), in each case through the later of 2025 (2030 upon consummation of a qualified public equity offering of UHI) or 90 months after the Group has sold two-thirds of its initial investment in UHI made in December 2010 (see Notes 3, 4, 9 and 13).

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(2)
Through June 2015, the Company’s investment in common stock of Imagina was accounted for as an available-for-sale equity financial asset with changes in fair value recognized in consolidated other comprehensive income or loss. In July 2015, the Company acquired additional shares of Imagina for the aggregate cash amount of €19.2 million (Ps.341,710) and increased its equity stake in Imagina from 14.5% to 19.9%. As a result of this transaction, beginning in the third quarter of 2015 the Group (i) holds two of 10 seats on the Board of Directors of Imagina; (ii) began to account for this investment under the equity method due to its ability to exercise significant influence over the operating and financial policies of Imagina; (iii) recognized its investment in Imagina as an associate through the fair value as deemed cost at the transaction date; and (iv) reclassified a cumulative gain of Ps.544,402, related to changes in fair value of the investment in Imagina from accumulated other comprehensive income in consolidated equity to consolidated other finance income for the year ended December 31, 2015 (see Note 3).

(3)
OCEN is a majority-owned subsidiary of Corporación Interamericana de Entretenimiento, S.A.B. de C.V., and is engaged in the live entertainment business in Mexico. The investment in OCEN includes a goodwill of Ps.359,613 as of September 30, 2016 and December 31, 2015.

(4)    GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V. and a subsidiary of Megacable, S.A. de C.V. have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of September 30, 2016 and December 31, 2015, GTAC had used a principal amount of Ps.688,183 and Ps.661,183, respectively, under this credit facility. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.359,890, with an annual interest of TIIE plus 200 basis points and principal maturities between 2023 and 2026. The net investment in GTAC as of September 30, 2016 and December 31, 2015, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.864,707 and Ps.684,259, respectively.

6.	Property, Plant and Equipment, Net

Property, plant and equipment as of September 30, 2016 and December 31, 2015, consisted of:
	September 30, 2016		December 31, 2015
Buildings	Ps.	8,670,859	Ps.	8,635,843
Building improvements		276,180		287,732
Technical equipment		109,048,745		97,721,490
Satellite transponders		10,301,713		10,301,713
Furniture and fixtures		1,052,214		966,928
Transportation equipment		2,767,421		2,631,076
Computer equipment		7,363,699		6,642,536
Leasehold improvements		2,476,291		2,170,607
		141,957,122		129,357,925
Accumulated depreciation		(76,940,180)		(67,907,362)
		65,016,942		61,450,563
Land		4,700,599		4,699,723
Construction and projects in progress		14,283,439		9,938,991
	Ps.	84,000,980	Ps.	76,089,277

Depreciation charged to income for the nine months ended September 30, 2016 and 2015 was Ps.10,633,647 and Ps.8,957,191, respectively.

During the nine months ended September 30, 2016, the Group invested Ps.19,603,268 in property, plant and equipment as capital expenditures.

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7.	Intangible Assets, Net

The balances of intangible assets as of September 30, 2016 and December 31, 2015, were as follows:
					September 30, 2016						December 31, 2015
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
Intangible assets with indefinite useful lives:
Goodwill					Ps.	14,112,626					Ps.	14,112,626
Trademarks						783,068						782,958
Concessions						15,719,572						15,719,572
Intangible assets with finite useful lives:
Trademarks	Ps.	1,891,306	Ps.	(505,925)	Ps.	1,385,381	Ps.	1,891,306	Ps.	(151,305)	Ps.	1,740,001
Licenses and software		6,225,083		(4,228,436)		1,996,647		5,366,912		(3,489,143)		1,877,769
Subscriber lists		6,155,322		(4,190,762)		1,964,560		6,207,405		(3,520,650)		2,686,755
Other intangible assets		3,485,611		(2,186,280)		1,299,331		3,014,421		(1,827,777)		1,186,644
	Ps.	17,757,322	Ps.	(11,111,403)	Ps.	37,261,185	Ps.	16,480,044	Ps.	(8,988,875)	Ps.	38,106,325

Amortization charged to income for the nine months ended September 30, 2016 and 2015 was Ps. 1,876,695 and Ps.1,782,632, respectively. Additional amortization charged to income for the nine months ended September 30, 2016 and 2015 was Ps.262,338 and Ps.212,736, respectively, primarily in connection with amortization of soccer player rights.

In the third quarter of 2015, the Company’s management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began migrating from a current trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, beginning in the third quarter of 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize on a straight line basis the related carrying value of those trademarks when the migration to the new trademark started using an estimated useful life of four years. The Group has not capitalized any amounts associated with internally developed trademarks.

The Group did not record any impairment charges to consolidated income for the nine months ended September 30, 2016 and 2015.

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8.	Debt, Finance Lease Obligations and Other Notes Payable

Debt, finance lease obligations and other notes payable outstanding as of September 30, 2016 and December 31, 2015, were as follows:
					September 30, 2016		December 31, 2015
	Principal		Finance Costs		Total		Total
U.S. dollar debt:
6% Senior Notes due 2018 (1)	Ps.	9,694,900	Ps.	(11,189)	Ps.	9,683,711	Ps.	8,591,776
6.625% Senior Notes due 2025 (1)		11,633,880		(325,630)		11,308,250		9,975,238
4.625% Senior Notes due 2026 (1)		5,816,940		(45,537)		5,771,403		5,053,422
8.50% Senior Notes due 2032 (1)		5,816,940		(27,376)		5,789,564		5,136,099
6.625% Senior Notes due 2040 (1)		11,633,880		(147,554)		11,486,326		10,177,270
5% Senior Notes due 2045 (1)		19,389,800		(484,849)		18,904,951		16,718,466
6.125% Senior Notes due 2046 (1)		17,450,820		(139,631)		17,311,189		15,413,295
Total U.S. dollar debt		81,437,160		(1,181,766)		80,255,394		71,065,566
Mexican peso debt:
7.38% Notes due 2020 (2)		10,000,000		(28,800)		9,971,200		9,965,910
TIIE + 0.35% Notes due 2021 (2)		6,000,000		(9,482)		5,990,518		5,988,966
TIIE + 0.35% Notes due 2022 (2)		5,000,000		(9,766)		4,990,234		4,988,940
8.49% Senior Notes due 2037 (1)		4,500,000		(14,984)		4,485,016		4,484,472
7.25% Senior Notes due 2043 (1)		6,500,000		(63,157)		6,436,843		6,435,067
Bank loans		1,250,000		(723)		1,249,277		4,778,905
Bank loans (Sky)		5,500,000		-		5,500,000		-
Bank loans (TVI)		2,903,337		(5,861)		2,897,476		2,702,785
Total Mexican peso debt		41,653,337		(132,773)		41,520,564		39,345,045
Total debt (3)		123,090,497		(1,314,539)		121,775,958		110,410,611
Less: Current portion of long- term debt		800,112		(611)		799,501		2,979,847
Long-term debt, net of current portion	Ps.	122,290,385	Ps.	(1,313,928)	Ps.	120,976,457	Ps.	107,430,764
Finance lease obligations:
Satellite transponder lease obligation	Ps.	5,268,005	Ps.	-	Ps.	5,268,005	Ps.	4,879,940
Other		825,895		-		825,895		925,175
Total finance lease obligations		6,093,900		-		6,093,900		5,805,115
Less: Current portion		569,374		-		569,374		511,556
Finance lease obligations, net of current portion	Ps.	5,524,526	Ps.	-	Ps.	5,524,526	Ps.	5,293,559

Other notes payable:
Total other notes payable(4)	Ps.	4,817,400	Ps.	-	Ps.	4,817,400	Ps.	-
Less: Current portion		1,193,437		-		1,193,437		-
Other notes payable, net of current portion	Ps.	3,623,963	Ps.	-	Ps.	3,623,963	Ps.	-

(1)
These Senior Notes are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest on the Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2043, 2045 and 2046, including additional amounts payable in respect of certain Mexican withholding taxes, is 6.31%, 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26% and 6.44%  per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, as a whole but not in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2018, 2025, 2026, 2037, 2040, 2043 and 2046, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2018, 2025, 2026, 2032, 2037, 2040, 2045 and 2046 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the U.S. SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”).

(2)
Interest on these Notes (“Certificados Bursátiles”) is payable semi-annually for Notes due 2020 and every 28 days for Notes due 2021 and 2022. The Company may, at its own option, redeem the Notes due 2020, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The Company may, at its own option, redeem the Notes due 2021 and 2022, in whole or in part, at any date at a redemption price equal to the greater of the principal amount of the outstanding notes and an average price calculated from prices to be provided at the redemption date by two Mexican financial pricing companies. The agreement of these Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s board of directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

(3)
Total debt as of December 31, 2015 is presented net of unamortized finance costs in the aggregate amount of  Ps.1,387,876. Interest payable related to total debt as of September 30, 2016 and December 31, 2015 amounted to an aggregate amount of Ps.1,665,889 and Ps.1,184,221, respectively.

(4)
Notes payable issued  by the Company in connection with the acquisition of a non-controlling interest in TVI. As of September 30, 2016, cash payments to be made between 2017 and 2020 related to these notes payable amounted to an aggregate of Ps.5,106,250  and the amount representing interest was of Ps.288,850 (see Note 3).

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In January 2015, the Group prepaid the principal amount and related accrued interest of a peso-denominated long-term bank loan previously entered into by Telecable, the telecommunications company acquired by the Group in January 2015, in the aggregate amount of Ps.507,362. This prepayment was funded primarily with cash provided by a long-term bank loan arranged by the Company with a Mexican bank in the principal amount of Ps.500,000, with a maturity in 2016, and annual interest of the 28-day TIIE plus a range between 0 and 80 basis points.

In May 2015, the Company concluded an offering of Ps.5,000,000 aggregate principal amount of local bonds (“Certificados Bursátiles”) due 2022 with an annual interest rate of the 28-day TIIE plus 35 basis points, which was registered with the CNBV.

During the year of 2015, TVI refinanced an outstanding long-term loan in the principal amount of Ps.722,020, with an original maturity in 2016, and incurred additional long-term debt in the aggregate principal amount of Ps.1,520,000. The refinanced and additional long-term debt of TVI matures in 2019 (Ps.250,000), 2020 (Ps.250,000) and 2022 (Ps.1,742,020) with an annual interest rate of the 28-day TIIE plus a range between 130 and 140 basis points, which is payable on a monthly basis.

In June 2015, the Company and Sky prepaid peso-denominated long-term bank loans in the aggregate principal amount of Ps.1,600,000 and Ps.3,500,000, respectively, with original principal maturities between 2016 and 2021. The aggregate amount paid by the Company and Sky amounted to Ps.1,814,312 and Ps.3,651,712, respectively, which included related accrued interest, the settlement of a related derivative contract, and fees. The prepayment of Sky was funded primarily by a long-term loan made by the Company in the principal amount of Ps.3,500,000, with a maturity in 2022, and an annual interest rate of 7.38%, which is payable on a monthly basis.

In November 2015, the Company issued U.S.$300 million aggregate principal amount of 4.625% Senior Notes due 2026 and U.S.$900 million aggregate principal amount of 6.125% Senior Notes due 2046 registered with the U.S. SEC.

In March 2016, Sky (i) entered into long-term debt agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023 and interest payable on a monthly basis at an annual rate in the range of 7.0% and 7.13%; and (ii) prepaid to the Company an outstanding amount in connection with a long-term loan in the principal amount of Ps.3,500,000. The Company used the funds received from Sky to prepay a portion of its Mexican peso outstanding long-term loans with original maturities between 2016 and 2017 in the aggregate principal amount of Ps.3,532,000. Total cash used for this prepayment amounted to Ps.3,568,838, which included the partial settlement of a related derivative contract and accrued interest.

As of September 30, 2016 and December 31, 2015, the outstanding principal amounts of long-term debt of the Company that has been designated as hedging instrument of the Group’s investments in UHI were as follows:

	September 30, 2016			December 31, 2015
Hedged Investments	Millions of U.S. dollars	Thousands of Mexican pesos		Millions of U.S. dollars	Thousands of Mexican pesos
Investment in shares of UHI (net investment hedge)	$357.3	Ps.	6,928,050	$330.5	Ps.	5,685,748
Warrants issued by UHI (foreign currency fair value hedge)	1,985.2		38,492,146	2,035.5		35,042,577
Total	$2,342.5	Ps.	45,420,196	$2,366.0	Ps.	40,728,325

 The foreign exchange loss derived from the Company’s long-term debt, that was recognized in other comprehensive income or loss and was offset by the foreign currency translation gain derived from the hedged net investment in shares of UHI, amounted to Ps.748,991 and Ps.594,674 for the nine months ended September 30, 2016 and 2015, respectively. The foreign currency translation gain derived from the hedged Warrants issued by UHI that was recognized in the consolidated statement of income and was offset by the foreign exchange loss derived from the Company’s long-term debt, amounted to Ps.4,418,298 for the nine months ended September 30, 2016 (see Note 13).

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         As of September 30, 2016, the Group has complied with the covenants contained in the debt agreements.

The table below analyzes the Group’s debt, finance lease obligations and other notes payable into relevant maturity groupings based on the remaining period at the statement of financial position date to the contracted maturity date:

	Less than 12 months October 1, 2016 to September 30, 2017		12-36 months October 1, 2017 to September 30, 2019		36-60 months October 1, 2019 to September 30, 2021		Maturities Subsequent to September 30, 2021		Total

Debt (1)	Ps.	800,112	Ps.	11,342,120	Ps.	17,034,979	Ps.	93,913,286	Ps.	123,090,497
Finance lease liabilities		569,374		1,081,001		1,037,799		3,405,726		6,093,900
Other notes payable		1,193,437		2,415,682		1,208,281		-		4,817,400
Total debt, financial lease obligations and other notes payable	Ps.	2,562,923	Ps.	14,838,803	Ps.	19,281,059	Ps.	97,319,012	Ps.	134,001,797

(1) The amounts of debt are disclosed on a principal amount basis.

9.	Financial Instruments

The Group’s financial instruments presented in the condensed consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, Warrants that are exercisable for UHI’s common stock, debt securities classified as held-to-maturity investments, investments in securities in the form of an open-ended fund classified as available-for-sale investments, accounts payable, debt, finance lease obligations, other notes payable, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and short-term notes payable due to banks and other financial institutions the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities are based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 8) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of held-to-maturity securities, available-for-sale investments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of September 30, 2016 and December 31, 2015, were as follows:

	September 30, 2016				December 31, 2015
	Carrying Value		Fair Value		Carrying Value		Fair Value
Assets:

Temporary investments	Ps.	5,891,534	Ps.	5,891,534	Ps.	5,330,448	Ps.	5,330,448
Trade notes and accounts receivable, net		15,325,124		15,325,124		21,702,128		21,702,128
Warrants issued by UHI (see Note 4)		38,492,146		38,492,146		35,042,577		35,042,577
Long-term loan and interest receivable from GTAC (see Note 5)		864,707		871,641		684,259		687,506
Held-to-maturity investments (see Note 4)		394,953		393,984		134,034		133,824
Available-for-sale investments (see Note 4)		6,810,761		6,810,761		5,873,243		5,873,243
Liabilities:
Senior Notes due 2018, 2025, 2032 and 2040	Ps.	38,779,600	Ps.	45,379,597	Ps.	34,432,000	Ps.	38,190,597
Senior Notes due 2045		19,389,800		18,488,174		17,216,000		14,860,851
Senior Notes due 2037 and 2043		11,000,000		10,007,470		11,000,000		9,620,550
Senior Notes due 2026 and 2046		23,267,760		25,479,361		20,659,200		20,650,007
Notes due 2020		10,000,000		10,241,640		10,000,000		10,437,500
Notes due 2021		6,000,000		5,950,278		6,000,000		5,996,640
Notes due 2022		5,000,000		4,938,060		5,000,000		4,957,300
Long-term notes payable to Mexican banks		9,653,337		9,718,155		7,491,287		7,561,955
Finance lease obligations		6,093,900		5,432,922		5,805,115		5,179,052
Other notes payable		4,817,400		4,965,501		-		-

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The carrying values (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of September 30, 2016 and December 31, 2015, were as follows:

September 30, 2016:

Derivative Financial Instruments	Carrying Value		Notional Amount (in Thousands of U.S. Dollars) where applicable)		Maturity Date

Assets:
Derivatives not recorded as accounting hedges:
TVI’s interest rate swap	Ps.	23,891	Ps.	1,392,917	April 2019 through May 2022
Derivatives recorded as accounting hedges (cash flow hedges):
Forward		44,293	U.S.	40,000	November 2016
Interest rate swap		21,609	Ps.	6,000,000	April 2021
Interest rate swap		58,733	Ps.	2,500,000	May 2022
Total assets	Ps.	148,526

Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap		27,255	Ps.	1,250,000	September 2017 through March 2018
Total liabilities	Ps.	27,255

December 31, 2015:

Derivative Financial Instruments	Carrying Value		Notional Amount (in Thousands of U.S. Dollars where applicable)		Maturity Date
Liabilities:
Derivatives not recorded as accounting hedges:
TVI’s interest rate swap	Ps.	8,113	Ps.	1,985,847	February 2016 through May 2022
Derivatives recorded as accounting hedges (cash flow hedges):
Interest rate swap		116,108	Ps.	2,500,000	September 2016 through March 2018
Interest rate swap		99,567	Ps.	6,000,000	April 2021
Interest rate swap		3,274	Ps.	1,000,000	May 2022
Total liabilities	Ps.	227,062

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UHI Warrants

As described in Note 3, in July 2015, the Group exchanged its investment in U.S.$1,125 million principal amount of Convertible Debentures due 2025 issued by UHI for Warrants that are exercisable for UHI’s common stock.

The Group determined the fair value of its investment in Warrants using the Black-Scholes model (“BSM”). The BSM involves the use of significant estimates and assumptions. These estimates and assumptions include the UHI stock’s spot price at valuation date and the stock’s expected volatility. UHI stock’s price at valuation date was obtained by using a discounted projected cash flow model. UHI stock’s volatility was obtained from publicly available information of comparable companies’ stock through determining an average of such companies’ annual volatility. Since the described methodology was an internal model with significant unobservable inputs, the UHI Warrants are classified as Level 3.

Unobservable inputs used as of September 30, 2016 and December 31, 2015 included UHI stock’s spot price of U.S.$432 per share and U.S.$443 per share, respectively, and UHI stock’s expected volatility of 33% and 29%, respectively.

Significant judgment was applied in assessing the qualitative factors mentioned in IAS 39 Financial Instruments: Recognition and Measurement, to determine that the changes in cash flows, the different risk and rewards and contractual terms between the exchanged Convertible Debentures due 2025 issued by UHI and the received Warrants issued by UHI resulted in the derecognition of the Convertible Debentures.

The Company’s management applied significant judgment to determine the classification of the Warrants issued by UHI. These Warrants did not comply with the definition of a derivative financial instrument because the initial investment that the Group paid to acquire the original instrument (Convertible Debentures) was significant and a derivative requires no initial investment or one that is smaller than would be required for a contract with similar response to changes in market factors; therefore, the Group classified the Warrants issued by UHI as available-for-sale financial assets with changes in fair value recognized in other comprehensive income or loss in consolidated equity. Significant judgment was applied by the Company’s management in assessing that the characteristics of the Warrants are closer to an equity instrument in accordance with IAS 32 Financial Instruments: Presentation (see Notes 3 and 4).

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10.	Capital Stock and Long-term Retention Plan

At September 30, 2016, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Held by a Company´s Trust(2)	Outstanding
Series “A” Shares	123,273.9	(6,945.8)	116,328.1
Series “B” Shares	58,982.9	(5,142.6)	53,840.3
Series “D” Shares	90,086.5	(4,431.5)	85,655.0
Series “L” Shares	90,086.5	(4,431.5)	85,655.0
Total	362,429.8	(20,951.4)	341,478.4
Shares in the form of CPOs	301,145.5	(14,814.0)	286,331.5
Shares not in the form of CPOs	61,284.3	(6,137.4)	55,146.9
Total	362,429.8	(20,951.4)	341,478.4
CPOs	2,573.9	(126.6)	2,447.3

(1)	As of September 30, 2016, the authorized and issued capital stock amounted to Ps.4,978,126 (nominal Ps.2,494,410).
(2)	In connection with the Company’s Long-Term Retention Plan.

A reconciliation of the number of shares and CPOs outstanding for the nine months ended September 30, 2016 and 2015 is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2016	115,409.0	53,340.3	84,859.5	84,859.5	338,468.3	2,424.6
Acquired (1)	(279.6)	(246.1)	(391.4)	(391.4)	(1,308.5)	(11.2)
Released (1)	1,198.7	746.1	1,186.9	1,186.9	4,318.6	33.9
As of September 30, 2016	116,328.1	53,840.3	85,655.0	85,655.0	341,478.4	2,447.3

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2015	115,036.5	53,330.9	84,844.4	84,844.4	338,056.2	2,424.1
Acquired (1)	(518.7)	(456.5)	(726.1)	(726.1)	(2,427.4)	(20.7)
Released (1)	889.8	464.7	739.3	739.3	2,833.1	21.1
As of September 30, 2015	115,407.6	53,339.1	84,857.6	84,857.6	338,461.9	2,424.5

(1)	By a Company’s trust in connection with the Company’s Long-Term Retention Plan.

Long-term Retention Plan

During the nine months ended September 30, 2016, the trust for the Long-term Retention Plan (i) acquired 1,308.5 million shares of the Company, in the form of 11.2 million CPOs, in the amount of Ps.1,097,653; and (ii) released 3,967.6 million shares in the form of 33.9 million CPOs, and 351.0 million Series “A” Shares, in the aggregate amount of Ps.1,708,287, in connection with the Long-term Retention Plan.

The Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.1,035,452 and Ps.863,234 for the nine months ended September 30, 2016 and 2015, respectively, which amount was reflected in consolidated operating income as administrative expense.

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11.	Retained Earnings

As of September 30, 2016 and December 31, 2015, the Company’s legal reserve amounted to Ps.2,139,007, and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2015, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in June 2015 in the aggregate amount of Ps.1,084,192.

In April 2016, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of  Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2016 in the aggregate amount of Ps.1,084,192.

12.    Transactions with Related Parties

The balances of receivables and payables between the Group and related parties as of September 30, 2016 and December 31, 2015, were as follows:

	September 30, 2016		December 31, 2015
Current receivables:
UHI Including Univision (1)	Ps.	604,997	Ps.	-
Operadora de Centros de Espectáculos, S.A. de C.V.		108,121		54,827
Editorial Clío, Libros y Videos, S.A. de C.V.		21,654		20,644
Televisa CJ Grand		55,049		5,768
Other		33,853		17,149
	Ps.	823,674	Ps.	98,388

Current payable:
UHI including Univision (1)	Ps.	969,102	Ps.	367,545
DirecTV Group, Inc		428,865		47,788
Other		12,123		27,702
	Ps.	1,410,090	Ps.	443,035

(1)
As of September 30, 2016 and December 31, 2015, the Group recognized a provision in the amount of Ps.969,102 and Ps.860,456, respectively, associated with a consulting arrangement entered into by the Group, UHI and an entity controlled by the chairman of the Board of Directors of UHI, by which upon a qualified initial public offering of the shares of UHI the Group would pay the entity a portion of a defined appreciation in excess of certain preferred returns and performance thresholds of UHI. As of December 31, 2015, this amount was partially offset by Ps.492,911 in receivables from UHI related primarily to the PLA.

In the nine months ended September 30, 2016 and 2015, royalty revenue from Univision amounted to Ps. 4,300,113 and Ps.3,626,107, respectively, and interest income from UHI amounted to Ps.142,010, in September 30, 2015.

In March 2015, the Group recognized in consolidated other income, net, a non-recurring income from Univision in the amount of U.S.$67.6 million (Ps.1,038,314), as a result of the early termination of a technical assistance agreement with Univision.

In July 2015, the Group recognized in consolidated other finance income, net, a cash amount of U.S.$135.1 million (Ps.2,194,981) paid by UHI for the exchange of the Group’s former investment in Convertible Debentures issued by UHI for Warrants that are exercisable for UHI’s common stock (see Notes 3 and 4).

13.	Finance (Expense) Income, Net

Finance (expense) income for the nine months ended September 30, 2016 and 2015, included:

	2016		2015
Interest expense	Ps.	(6,247,554)	Ps.	(4,565,509)
Foreign exchange loss, net		(1,298,750)		(1,967,630)
Other finance expense, net		(163,562)		-
Finance expense		(7,709,866)		(6,533,139)
Interest income (1)		1,294,856		766,191
Other finance income, net (2)		-		7,591,074
Finance income		1,294,856		8,357,265
Finance (expense) income, net	Ps.	(6,415,010)	Ps.	1,824,126

(1)
This line item included a fair value gain of Ps.767,439 and Ps.300,006, in connection with equity instruments held for trading for the nine months ended September 30, 2016 and 2015, respectively, and interest income from the Group’s investment in Convertible Debentures issued by UHI in the aggregate amount of Ps.142,010 for the nine months ended September 30, 2015.

(2)
In 2016 and 2015, other finance income or expense, net, included gain or loss from derivative financial instruments. In 2015, this line item also included reclassifications in the aggregate amount of Ps.5,262,277 from accumulated other comprehensive income in consolidated equity in connection with cumulative gains related to changes in fair  value of the Group’s former available-for-sale investments in Convertible Debentures (Ps.4,718,175) and Imagina (Ps. 544,102); a cash amount of Ps.2,194,981 (U.S.$135.1 million)  received for the exchange of Convertible Debentures issued by UHI for Warrants that are exercisable for UHI's common stock; and changes in fair value from  an embedded derivative in a host contract related to the Group's former investment in Convertible Debentures issued by UHI in the amount of Ps.409,196.

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14.	Income Taxes

Income taxes in the interim periods are accrued using the income tax rate that would be applicable to expected total annual earnings. As of September 30, 2016 and 2015, the estimated effective income tax rate for the years ended December 31, 2016 and 2015 was 35.3% and 32.0%, respectively.

15.	Earnings per CPO/Share

At September 30, 2016 and 2015 the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

	September 30, 2016	September 30, 2015
Total Shares	340,894,394	338,231,205
CPOs	2,443,283	2,423,656
Shares not in the form of CPO units:
Series “A” Shares	54,970,732	54,662,750
Series “B” Shares	187	187
Series “D” Shares	239	239
Series “L” Shares	239	239

Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the nine months ended September 30, 2016 and 2015, are presented as follows:

	2016				2015
	Per CPO		Per Each Series “A”, “B”, “D” and “L” Shares		Per CPO		Per Each Series “A”, “B”, “D” and “L” Shares
Net income attributable to stockholders of the Company	Ps.	1.07	Ps.	0.01	Ps.	3.23	Ps.	0.03

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

	September 30, 2016	September 30, 2015
Total Shares	362,429,887	362,429,887
CPOs	2,573,894	2,573,894
Shares not in the form of CPO units:
Series “A” Shares	58,926,613	58,926,613
Series “B” Shares	2,357,208	2,357,208
Series “D” Shares	239	239
Series “L” Shares	239	239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the nine months ended September 30, 2016 and 2015, are presented as follows:

	2016				2015
	Per CPO		Per Each Series “A”, “B”, “D” and “L” Shares		Per CPO		Per Each Series “A”, “B”, “D” and “L” Shares
Net income attributable to stockholders of the Company	Ps.	0.99	Ps.	0.01	Ps.	3.01	Ps.	0.03

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16.   Segment Information

The table below presents information by segment and a reconciliation to consolidated total for the nine months ended September 30:

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2016:
Content	Ps.	24,995,751	Ps.	1,506,959	Ps.	23,488,792	Ps.	9,980,230
Sky		16,436,118		62,188		16,373,930		7,474,753
Cable		23,578,444		114,000		23,464,444		9,889,924
Other Businesses		6,045,249		385,702		5,659,547		672,522
Segment total		71,055,562		2,068,849		68,986,713		28,017,429
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(2,068,849)		(2,068,849)		-		(1,614,077)
Depreciation and amortization expense		-		-		-		(12,510,342)
Consolidated total before other expense		68,986,713		-		68,986,713		13,893,010 (1)
Other expense, net		-		-		-		(2,015,945)
Consolidated total	Ps.	68,986,713	Ps.	-	Ps.	68,986,713	Ps.	11,877,065 (2)

	Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2015:
Content	Ps.	23,569,178	Ps.	916,476	Ps.	22,652,702	Ps.	10,009,183
Sky		14,241,034		89,145		14,151,889		6,755,189
Cable		20,918,369		109,706		20,808,663		8,395,415
Other Businesses		5,823,873		336,426		5,487,447		608,908
Segment total		64,552,454		1,451,753		63,100,701		25,768,695
Reconciliation to consolidated amounts:
Eliminations and corporate expenses		(1,451,753)		(1,451,753)		-		(1,420,971)
Depreciation and amortization expense		-		-		-		(10,739,823)
Consolidated total before other income		63,100,701		-		63,100,701		13,607,901 (1)
Other income, net		-		-		-		34,958
Consolidated total	Ps.	63,100,701	Ps.	-	Ps.	63,100,701	Ps.	13,642,859 (2)

(1)	Consolidated total represents income before other expense or income.
(2)	Consolidated total represents consolidated operating income.

Seasonality of Operations

The Group’s results of operations are seasonal. The Group typically recognizes a large percentage of its consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. In 2015 and 2014, the Group recognized 28.3% and 30.0%, respectively, of its annual consolidated net sales in the fourth quarter of the year. The Group’s costs, in contrast to its revenues, are more evenly incurred throughout the year and generally do not correlate to the amount of advertising sales.

The consolidated net income attributable to stockholders of the Company for the four quarters in the year ended December 31, 2015 and the three quarters in the nine months ended September 30, 2016, is presented as follows:

Quarter	Quarter		Accumulated
1st/15	Ps.	1,453,445	Ps.	1,453,445
2nd/15		1,328,732		2,782,177
3rd/15		6,545,753		9,327,930
4th/15		1,571,205		10,899,135
1st/16		600,434		600,434
2nd/16		1,415,859		2,016,293
3rd/16		1,062,149		3,078,442
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17.	Contingencies

In March 2015, the investigative authority of the IFT issued a preliminary opinion that presumed the probable existence of substantial power in the market of restricted television and audio services in Mexico, with respect to the Company and certain of its subsidiaries. On September 30, 2015, the Governing Board of the IFT determined that the Group does not have substantial power in such market (“IFT Resolution”). Although this resolution is final at the administrative level, certain third parties have filed amparo proceedings challenging the constitutionality of the IFT Resolution; those challenges are still under review by the relevant courts and the Company’s management is unable to predict the outcome of those challenges.

There are several legal actions and claims pending against the Group which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

- - - - - - - - -

Description of significant events and transactions

See Note 3 of the Disclosure of interim financial reporting

Description of accounting policies and methods of computation followed in interim financial statements

Accounting Policies

The principal accounting policies followed by the Group and used in the preparation of the consolidated financial statements are summarized below.
(a)     Basis of Presentation
The consolidated financial statements of the Group as of December 31, 2015 and 2014, and for the years ended December 31, 2015, 2014 and 2013, are presented in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). IFRSs comprise: (i) International Financial Reporting Standards (“IFRS”); (ii) International Accounting Standards (“IAS”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.
The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of temporary investments, derivative financial instruments, available-for-sale financial assets, equity financial instruments, and share-based payments, as described below.
The preparation of consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.
These consolidated financial statements were authorized for issuance on April 8, 2016, by the Group’s Chief Financial Officer.
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(b)     Consolidation
The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.
Subsidiaries
Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.
The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.
Acquisition-related costs are expensed as incurred.
Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.
Changes in ownership interests in subsidiaries without change of control
Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.
Disposal of subsidiaries
When the Company ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss.

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At December 31, 2015, 2014 and 2013, the main subsidiaries of the Company were as follows:

Entity	Company´s Ownership Interest (1)	Business Segment (2)
Grupo Telesistema, S.A. de C.V. and subsidiaries	100%	Content
Televisa, S.A. de C.V. (“Televisa”) (3)	100%	Content
G.Televisa-D, S.A. de C.V. (3)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (4)	100%	Content
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (5)	58.7%	Sky
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (6)	100%	Cable
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (7)	51%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (8)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (9)	50%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (10)	66.1%	Cable
Grupo Cable TV, S.A. de C.V. and subsidiaries (collectively, “Cablecom”) (11)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (12)	100%	Cable
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. and subsidiaries (13)	50%	Other Businesses
Televisa Juegos, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezan”) and subsidiaries (14)	100%	Other Businesses

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 25 for a description of each of the Group’s business segments.

(3)	Televisa and G.Televisa-D, S.A. de C.V. are direct subsidiaries of Grupo Telesistema, S.A. de C.V.

(4)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are wholly-owned subsidiaries  of the Company through which it owns shares of the capital stock of UHI and maintains an investment in Warrants that are exercisable for shares of common stock of UHI. As of December 31, 2015, Multimedia Telecom and Tieren have investments representing 95.2% and 4.8%, respectively, of the Group’s aggregate investment in shares of common stock and Warrants issued by UHI (see Notes 9, 10 and 19).

(5)
Innova is an indirect majority-owned subsidiary of the Company and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about the relevant activities.

(6)
CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom and Telecable. Through September 2014, CVQ maintained an investment in GSF Telecom Holdings, S.A.P.I. de C.V. (“GSF”), whose disposition was completed in January 2015 (see Note 3).

(7)
Empresas Cablevisión, S.A.B. de C.V. is a direct majority-owned subsidiary of CVQ. As of December 31, 2014, Empresas Cablevisión, S.A.B. de C.V. was directly owned by Editora Factum, S.A. de C.V., a direct subsidiary of the Company that was merged into CVQ in May 2015. At the consolidated level, the merger had no effect.

(8)
The Cablemás subsidiaries are directly and indirectly owned by CVQ. As of December 31, 2014, some Cablemás subsidiaries were directly owned by the Company, and some other were directly owned by Consorcio Nekeas, S.A. de C.V. (“Nekeas”), a former wholly-owned direct subsidiary of the Company. In January 2015, Nekeas was merged into TTelecom H, S.A.P.I. de C.V. (“TTelecom”), a former direct subsidiary of the Company, and in July 2015, TTelecom was merged into CVQ. The Cablemás subsidiaries directly owned by the Company were acquired by a direct subsidiary of CVQ in the second half of 2015. At the consolidated level, the mergers had no effect.

(9)
Televisión Internacional, S.A. de C.V. is an indirect subsidiary of CVQ. Through February 2016, the Company consolidated TVI because it appointed the majority of the members of the Board of Directors of TVI (see Note 27).

(10)	Cablestar, S.A. de C.V. is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(11)	Grupo Cable TV, S.A. de C.V. is an indirect subsidiary of CVQ and was acquired by the Group in 2014 (see Note 3).

(12)
The Telecable subsidiaries are directly owned by CVQ as a result of the merger of TTelecom into CVQ in July 2015. TTelecom was a wholly-owned subsidiary of the Company through which the Company acquired Telecable in January 2015 (see Note 3).

(13)
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) is an indirect subsidiary of the Company. The Company controls Radiópolis as it has the right to appoint the majority of the members of the Board of Directors of Radiópolis.

(14)
Certain subsidiaries of the Company in the Other Businesses segment, owned by Nekeas as of December 31, 2014, were acquired by Villacezan in the third quarter of 2015, following the mergers described above of Nekeas into TTelecom and TTelecom into CVQ.

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The Group’s Content, Sky and Cable segments, as well as the Group’s Radio business, which is reported in the Other Businesses segment, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico.  Such concessions are granted for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).
Renewal of concessions for the Content segment (Broadcasting) and the Radio business require, among others: (i) to request such renewal to the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) within the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee.  Renewal of concessions for the Sky and Cable segments require, among others: (i) to request its renewal to IFT in the year prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted. The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire the infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to the fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, the assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.
Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.
The accounting guidelines provided by IFRIC 12 Service Concession Arrangements are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s  broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.
At December 31, 2015, the expiration dates of the Group’s concessions and permits were as follows:
Segments	Expiration Date
Content (broadcasting concessions)	In 2021
Sky	Various from 2016 to 2027
Cable	Various from 2016 to 2045
Other Businesses:
Radio	Various from 2015 to 2020(1)
Gaming	In 2030

(1)
Concessions for three Radio stations in San Luis Potosí and Guadalajara expired in 2015. Renewal applications were timely filed, but are still pending as certain related matters of the applicable regulations are being reviewed by the IFT. The Group’s management expects that concessions for these three stations will be renewed or granted by the IFT.

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The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.
(c)     Investments in Associates and Joint Ventures
Associates are those entities over which the Group has significant influence but not control, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders without exercising control individually, and have rights to the net assets of the joint arrangements.  Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition.
The Group has investments in associates, including a 10% and 7.8% equity interest in UHI as of December 31, 2015 and 2014, respectively (see Notes 3, 9 and 10).
The Group recognizes its share of losses of an associate or a joint venture up to the amount of its initial investment, subsequent capital contributions and long-term loans, or beyond that when guaranteed commitments have been made by the Group in respect of obligations incurred by investees, but not in excess of such guarantees. If an associate or a joint venture for which the Group had recognized a share of losses up to the amount of its guarantees generates net income in the future, the Group would not recognize its share of this net income until the Group first recognizes its share of previously unrecognized losses.
If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.
(d)     Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s executive officers (“chief operating decision makers”) who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.
(e)     Foreign Currency Translation
Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and functional currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.
Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.
Translation of Non-Mexican subsidiaries’ financial statements
The financial statements of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and (c) all resulting translation differences are recognized in other comprehensive income or loss.

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Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.
Assets and liabilities of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are translated into Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.
The Group has designated as an effective hedge of foreign exchange exposure, a portion of the outstanding principal amount of its U.S. dollar denominated long-term debt in connection with its net investment in shares of common stock of UHI, which amounted to U.S.Ps.330.5 million (Ps.5,685,748) and U.S.$237.6 million (Ps.3,507,390) as of December 31, 2015 and 2014, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).
Beginning in the third quarter of 2015, the Group has designated a portion of its U.S. dollar denominated long-term debt as a fair value hedge of foreign exchange exposure related to its investment in UHI Warrants. A portion of the outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line “Long-term debt, net of current portion” of the consolidated statement of financial position) is hedging its investment in Warrants exercisable for common stock of UHI (hedged item), which amounted to U.S.$2,035.5 million (Ps.35,042,577) as of December 31, 2015. The other changes in fair value of the Warrants are recognized in other comprehensive income or loss. Consequently, any foreign currency gain or loss attributable to these designated hedged warrants is recognized within foreign exchange gain or loss in the consolidated statement of income, along with the recognition in the same line item of any foreign exchange gain or loss of the designated hedging instrument long-term debt (see Notes 9, 13 and 17).
(f)     Cash and Cash Equivalents and Temporary Investments
Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the income statement.
Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of noncurrent held-to-maturity securities. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.
As of December 31, 2015 and 2014, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.15% for U.S. dollar deposits and 3.09% for Mexican peso deposits in 2015, and approximately 0.10% for U.S. dollar deposits and 3.29% for Mexican peso deposits in 2014.
(g)     Transmission Rights and Programming
Programming is comprised of programs, literary works, production talent advances and films.
Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production.
The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns for similar productions.
Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.
Transmission rights are amortized over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.

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(h)     Inventories
Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realization value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.
(i)     Financial Assets
The Group classifies its financial assets in the following categories: loans and receivables, held-to-maturity investments, fair value through income or loss and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.
Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, with changes in carrying value recognized in the income statement in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. The Group’s loans and receivables are presented as “trade notes and accounts receivable”, “other accounts and notes receivable” and “due from related parties” in the consolidated statement of financial position (see Note 7).
Held-to-maturity Investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. After initial measurement, held-to-maturity investments are measured at amortized cost using the effective interest rate method, less impairment, if any. Any gain or loss arising from these investments is included in finance income or loss in the consolidated statement of income. Held-to-maturity investments are included in investments in financial instruments, except for those with maturities less than 12 months from the end of the reporting period, which are classified as temporary investments (see Note 9).
Available-for-sale Financial Assets
Available-for-sale financial assets are non-derivative financial assets that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through income or loss, and include debt securities and equity instruments. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions. Equity instruments in this category are those of companies in which the Group does not exercise joint control nor significant influence, but intent to hold for an indefinite term, and are neither classified as held for trading nor designated at fair value through income. After initial measurement, available-for-sale assets are measured at fair value with unrealized gains or losses recognized as other comprehensive income or loss until the investment is derecognized or the investment is determined to be impaired, at which time the cumulative gain or loss is recognized in the consolidated statement of income either in other finance income or expense (debt securities) or other income or expense (equity instruments). Interest earned whilst holding available-for-sale financial assets is reported as interest income using the effective interest rate method (see Notes 9 and 14).
Financial Assets at Fair Value through Income
Financial assets at fair value through income are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.
Impairment of Financial Assets
The Group assesses at each statement of financial position date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective and other-than-temporary evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset. If it is determined that a financial asset or group of financial assets have sustained a decline other than temporary in their value a charge is recognized in income in the related period.
For financial assets classified as held-to-maturity the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

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Impairment of Financial Assets Recognized at Amortized Cost
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost is impaired. A financial asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
Offsetting of financial instruments
Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.
(j)     Property, Plant and Equipment
Property, plant and equipment are recorded at acquisition cost.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.
Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying value of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:
Estimated useful lives
Buildings	20-65 years
Building improvements	5-20 years
Technical equipment	3-25 years
Satellite transponders	15 years
Furniture and fixtures	3-11 years
Transportation equipment	4-8 years
Computer equipment	3-5 years
Leasehold improvements	5-20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated income statement.

(k)     Intangible Assets
Intangible assets are recognized at acquisition cost. Intangible assets acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include goodwill, trademarks and concessions, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated useful lives
Licenses	3-14 years
Subscriber lists	4-10 years
Other intangible assets	3-20 years

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Trademarks
The Group determines its trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks.
In the third quarter of 2015, the Company’s management evaluated trademarks in its Cable segment to determine whether events and circumstances continue to support an indefinite useful life for these intangible assets. As a result of such evaluation, the Company identified certain businesses and locations that began migrating from a current trademark to an internally developed trademark between 2015 and 2016, in connection with enhanced service packages offered to current and new subscribers, and estimated that this migration process will take approximately four years. Accordingly, beginning in the third quarter of 2015, the Group changed the useful life assessment from indefinite to finite for acquired trademarks in certain businesses and locations in its Cable segment, and began to amortize on a straight line basis the related carrying value of these trademarks when the migration to the new trademark started using an estimated useful life of four years. The Group has not capitalized any amounts associated with internally developed trademarks.
Concessions
The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.
Goodwill
Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.
For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.
Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized as an expense and may be subsequently reversed under certain circumstances.
(l)     Impairment of Long-lived Assets
The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 12), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying value of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations.
(m)     Trade Accounts Payable and Accrued Expenses
Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.
Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2015 and 2014.
(n)     Debt
Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the debt using the effective interest method.

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Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.
Current portion of long-term debt and interest payable are presented as a single line item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2015 and 2014.
Debt early redemption costs are recognized as finance expense in the consolidated statement of income.
(o)     Customer Deposits and Advances
Customer deposit and advance agreements for television advertising services provide that customers receive preferential prices that are fixed for the contract period for television broadcast advertising time based on rates established by the Group. Such rates vary depending on when the advertisement is aired, including the season, hour, day and type of programming.
(p)     Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses.
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.
(q)     Equity
The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of the IFRSs. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.
Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.
(r)     Revenue Recognition
Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:
•	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services are rendered.
•	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs are sold and become available for broadcast.
•
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

•	Revenues from publishing distribution are recognized upon distribution of the products.
•	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.
•	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.
•
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

•	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.
•	Motion picture production and distribution revenues are recognized as the films are exhibited.
•	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons.

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In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.
(s)     Interest Income
Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.
(t)     Employee Benefits
Pension and Seniority Premium Obligations
Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.
In the first quarter of 2013, the Group adopted the provisions of IAS 19, Employee Benefits, as amended, which became effective on January 1, 2013. The amended IAS 19 eliminated the corridor approach for the recognition of remeasurement of post-employment benefit obligations, and requires the calculation of finance costs on a net funding basis. Also, the amended IAS 19 requires the recognition of past service cost as an expense at the earlier of the following dates: (i) when the plan amendment or curtailment occurs; and (ii) when the entity recognizes related restructuring costs or termination benefits. As a result of the adoption of the amended IAS 19, the Group adjusted a consolidated unamortized past service cost balance and consolidated retained earnings as of January 1, 2013 in the aggregate amount of Ps.102,902 (see Note 15).
Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post-employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.
Profit Sharing
The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.
Termination Benefits
Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

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(u)     Income Taxes
The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is also recognized in other comprehensive income.
The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.
Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.
Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.
Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. In the last quarter of 2013, the Mexican Congress enacted a new Tax Reform (the “2014 Tax Reform”), which became effective as of January 1, 2014. Among the tax reforms approved by the Mexican Congress, one of the most relevant changes was the elimination of the tax consolidation regime allowed for Mexican controlling companies through December 31, 2013 (see Note 23).
Beginning on January 1, 2014, as a result of the 2014 Tax Reform, the Company is no longer allowed to consolidate income or loss of its Mexican subsidiaries for income tax purposes. Accordingly, current income tax assets and current income tax liabilities, and deferred income tax assets and deferred income tax liabilities, of Mexican companies in the Group as of December 31, 2014, are not offset as they relate to income taxes levied by the taxation authority on each separate taxable entity (see Note 23).
(v)     Derivative Financial Instruments
The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2015 and 2014, certain derivative financial instruments qualified for hedge accounting (see Note 14).
(w)     Comprehensive Income
Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

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(x)     Share-based Payment Agreements
Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan. The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and is recognized as a charge to consolidated income (administrative expense) over the vesting period (see Note 16). The Group recognized a share-based compensation expense of Ps.1,199,489, Ps.844,788 and Ps.605,067 for the years ended December 31, 2015, 2014 and 2013, respectively, of which Ps.1,184,524, Ps.821,626 and Ps.601,181 was credited in consolidated stockholders’ equity for those years, respectively.
(y)     Leases
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.
Leases of property, plant and equipment other assets where the Group holds substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalized at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the lease asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognized as liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.
Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.
Leasehold improvements are depreciated at the lesser of its useful life or contract term.
(z)     New and Amended IFRSs
Below is a list of the new and amended standards that have been issued by the IASB and are effective for annual periods starting on or after January 1, 2016. Management is in the process of assessing the potential impact of these pronouncements on the Group’s consolidated financial statements.
New or Amended Standard	Title of the Standard	Effective for Annual periods Beginning On or After
Annual Improvements	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 27	Equity Method in Separate Financial Statements	January 1, 2016
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 16	Leases	January 1, 2019

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Annual Improvements to IFRSs 2012-2014 Cycle were published in September 2014 and set out amendments to certain IFRSs. These amendments result from proposals made during the IASB’s Annual Improvements process, which provides a vehicle for making non-urgent but necessary amendments to IFRSs. The IFRSs amended and the topics addressed by these amendments are as follows:

Annual Improvements 2012-2014 Cycle	Subject of Amendment
IFRS 5 Non-current Assets Held for Sale and Discontinued Operations	Changes in methods of disposal
IFRS 7 Financial Instruments: Disclosures	Servicing contracts and applicability of the amendments to IFRS 7 to condensed interim financial statements
IAS 19 Employee Benefits	Discount rate: regional market issue
IAS 34 Interim Financial Reporting	Disclosure of information ‘elsewhere in the interim financial report’

Amendments to IFRS 11 Accounting for Acquisitions of Interests in Joint Ventures were issued in May 2014 and add new guidance on how to account for the acquisition of an interest in a joint operation in which the activity constitutes a business, as defined in IFRS 3 Business Combinations. Under these amendments, the acquirer of a joint operation that constitutes a business shall apply all of the principles on business combinations accounting in IFRS 3, and other IFRSs, that do not conflict with the guidance in this IFRS and disclose the information that is required in those IFRSs in relation to business combinations.
Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization were issued in May 2014 and clarify that the use of revenue-based methods to calculate depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the assets. These amendments also clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.
Amendments to IAS 27 Equity Method in Separate Financial Statements were issued in August 2014 and will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in the separate financial statements.
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture were issued in September 2014 and address and acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involved a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involve assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of these amendments indefinitely pending the outcome of its research project on the equity method of accounting.
Amendments to IFRS 10, IFRS 12 and IAS 28 Investment Entities: Applying the Consolidation Exception were issued in December 2014, and introduce clarifications to the requirements when accounting for investment entities. These amendments clarify which subsidiaries of an investment entity are consolidated in accordance with IFRS 10 Consolidated Financial Statements, instead of being measured at fair value through income.
Amendments to IAS 1 Disclosure Initiative were issued in December 2014 and clarify that companies should use professional judgment in determining what information to disclose in the financial statements, and where and in what order information is presented in the financial disclosures.
Amendments to IAS 7 Disclosure Initiative were issued in January 2016 and clarify that companies should provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.
Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses were issued in January 2016 and clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. Earlier application is permitted.
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) was issued in May 2014. IFRS 15 provides a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. IFRS 15 is effective on January 1, 2018, with early adoption permitted. The Group is expected to be impacted to some extent by the significant increase in required disclosures. The Company’s management is currently in the process of assessing the changes that are beyond disclosures, and the effect of the adoption of this standard regarding technology systems, processes, and internal controls to capture new data and address changes in financial reporting.

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IFRS 9 Financial Instruments (“IFRS 9”) addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at amortized cost and those measured at fair value. The determination is made at initial recognition. The basis of classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the financial asset. The guidance in IAS 39 on impairment of financial assets and hedge accounting continues to apply. For financial liabilities, this standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. Some amendments to IFRS 9 and IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) were issued in December 2011. These amendments to IFRS 9 modify the mandatory effective date of this standard and the relief from restating prior periods, and also add transition disclosures to IFRS 7 that are required to be applied when IFRS 9 is first applied. The Company’s management is currently evaluating the impact IFRS 9 will have on its consolidated financial statements and disclosures.

IFRS 16 Leases (“IFRS 16”) was issued in January 2016 and replaces IAS 17 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The major change introduced by IFRS 16 is that leases will be brought onto the companies’ statements of financial position, increasing the visibility of their assets and liabilities. IFRS 16 removes the classification of leases as either operating leases or finance leases for the lessee, treating all leases as finance leases. Short-term leases (less than 12 months) and leases of low-value assets are exempt from the requirements. Early application of IFRS 16 is permitted as long as the IFRS 15 Revenue from Contracts with Customers is also applied. The Company’s management is currently evaluating the impact IFRS 16 will have on its consolidated financial statements and disclosures.

Dividends paid, ordinary shares

$1,084,192,000

Dividends paid, other shares

0

Dividends paid, ordinary shares per share

0.002991453

Dividends paid, other shares per share

0

Financial Statement Notes

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[210000] Statement of financial position, current/non-current
Current assets - Other current non-financial assets: As of September 30, 2016 and December 31, 2015, includes transmission rights and programming for Ps.6,243,366 and Ps.5,389,133, respectively.
Non-current assets - Other non-current non-financial assets: As of September 30, 2016 and  December 31, 2015, includes transmission rights and programming for Ps.8,371,804 and Ps.9,139,149, respectively.

[310000] Statement of comprehensive income, profit or loss, by function of expense

Total basic earnings (loss) per share: This information is related to earnings per CPO. The CPOs are the securities traded in the Mexican Stock Exchange.
Total diluted earnings (loss) per share: This information is related to earnings per diluted CPO.

[800001] Breakdown of credits

The Notes due 2021 and 2022 were contracted at a variable rate and the Notes due 2020 was contracted at a fixed rate.

The "Senior Notes" due in 2037, 2043, 2018, 2025, 2032, 2040, 2045, 2026 and 2046 were contracted at a fixed rate.

The exchange rates for the credits denominated in foreign currency were as follows:

Ps.19.3898 pesos per US dollar

Bank loans and senior notes are presented net of unamortized finance costs in the aggregate amount of Ps.1,314,539.

For more information on debt see Note 8 Notes to the Unaudited Condensed Consolidated Financial Statements.

[800003] Annex - Monetary foreign currency position

The exchange rates used for translation were as follows :

Ps.	19.3898	pesos per u.s. dollar
	21.7941	pesos per euro
	17.7822	pesos per canadian dollar
	1.2689	pesos per argentinean peso
	0.6805	pesos per uruguayan peso
	0.0292	pesos per chilean peso
	0.0066	pesos per colombian peso
	5.7776	pesos per peruvian nuevo sol
	19.9751	pesos per swiss franc
	3.0777	pesos per strong bolivar
	5.9654	pesos per brazilian real
	25.1750	pesos per sterling libra
	2.9077	pesos per chinese yuan
	2.2616	pesos per swedish krona

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[813000] Notes - Interim financial reporting

Dividend paid by the Company was for the aggregate amount of Ps.$1,084,192, which was paid in May 2016.

Dividend authorized and paid was Ps.0.35 per CPO and Ps.0.002991452991 per share of Series "A", "B", "D" and "L", not in the form of a CPO.

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MEXICAN STOCK EXCHANGE
STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03	YEAR: 2016
GRUPO TELEVISA, S.A.B.

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE THIRD  QUARTER OF 2016, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO FERNANDO AZCÁRRAGA JEAN	/s/ SALVI RAFAEL FOLCH VIADERO
EMILIO FERNANDO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER	SALVI RAFAEL FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUÍN BALCÁRCEL SANTA CRUZ
JOAQUÍN BALCÁRCEL SANTA CRUZ
VICE PRESIDENT - LEGAL AND
GENERAL COUNSEL

MEXICO CITY, OCTOBER 27, 2016

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 31, 2016	By:	/s/ Joaquín Balcárcel Santa Cruz
		Name:	Joaquín Balcárcel Santa Cruz
		Title:	General Counsel
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